SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Management’s Proposal for the Annual Shareholders Meeting
to be held on April 9, 2015

Pursuant to Item I, Paragraph 1 of Article 9, Article 10 and Article 12, items I and II of CVM Instruction 481, dated December 17, 2009 (“CVMI 481”), the Management of the Company hereby presents items 10, 12.6 to 12.10 and 13 of the Reference Form (Appendix 24 of CVM Instruction 480 dated December 7, 2009) of Braskem S.A. and the Proposal for Management Compensation.

The Management Report, Financial Statements, Report of the Independent Auditors, Report of the Audit Board and Declaration by the Officers regarding the Financial Statements and the Report of the Independent Auditor on the Financial Statements (parent company and consolidated), as well as the Annual Financial Statements (DFP) (parent company and consolidated) were lodged at the CVM on February 13, 2015, and are available for consultation on the Investor Relations website of the Company (www.braskem.com.br/ir).

To go directly to the documents cited above, click here.

Management’s comments on the Company’s financial situation

(required by article 9, III of ICVM No. 481 – items 10 of the Reference Form)

10.1 Officer’s comments on the financial matters of the Company

(a) Comments on the general financial and equity conditions of the Company

The officers of the Company believe that the financial condition and assets of the Company are compatible with its operating segment and sufficient for implementing its plan for growth and sustainable development and meeting all of its obligations as it works proactively to identify better opportunities, create shareholder value and increase the competitiveness of the petrochemical and plastics production chain.

The table below shows the evolution of the key financial indicators of the Company

	2014	2013	2012
Current Liquidity	1.05	1.10	0.9
General Liquidity	1.14	1.19	1.27
Leverage (net debt/EBITDA in US$)	2.58	2.87	3.25

The recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014.  On the other hand, lower growth was observed in emerging economies and in the euro zone. In the case of the Brazilian economy, the expectation is of GDP growth in the year of less than 1% p.a.

For Brazil's industrial sector, the year 2014 remained a challenging one. The lack of cost competitiveness due to the high tax burden, energy prices and infrastructure issues, among other factors, led the industry to post a record trade deficit of US$109 billion.

Despite this challenging situation, Braskem posted EBITDA of R$5,620 million. The weaker Brazilian real and the recovery in petrochemical spreads in the international market were the main factors responsible for this performance. Braskem recorded net income of R$726 million. Braskem's leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, stood at 2.58x, down 10% from the previous year.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million both of which mature in 2019. Note that these facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high creditratings participated in the transactions.

In 2013, the improvement in the global economy, which positively influenced the profitability of the global petrochemical industry, and 8% growth in the Brazilian market for resins, made Braskem register an EBITDA 22% higher than the previous year. The result was also positively influenced by the exemption of PIS and COFINS in the purchase of raw material.  Net debt was recorded in December 2013 7% lower than presented in 2012, reflecting the higher EBITDA and the reimbursement to Braskem SA of the bridge loan granted to the Mexico project, with funds from the first withdrawal of the project finance, closing the year with a financial leverage ratio of 2.87x, as shown in the table above.

In 2012, the worsening international economic crisis continued to affect the global petrochemical industry and the Brazilian industry. In this scenario, Braskem opted to divestment of assets that were not related to their core business and acknowledged receipt of an indemnity of supply contracts in the U.S., which made his present EBITDA growth of 6% compared to 2011 to R$ 4.0 billion. The Company's net debt was US$ 6,859 million, an increase of 7%, mainly explained by the advance of funds via bridge loan to Mexico project.

The other liquidity indicators presented above, which were analyzed in the last three years, also varied as a result of economic / financial results discussed above.

Although the Company has experienced some volatility in their financial ratios and leverage this behavior is normal for a company that operates in the petrochemical sector, then presents a cyclical market and has a consistent investment plan. This investment plan, the Company is expanding its operational performance and its business and therefore its cash flow.

The Company holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets).

(b) Comments on the capital structure and possibility of redemption of shares or interests

In the following table, the officers show the evolution in the Company's capital structure over the last three fiscal years:

	2014	2013	2012
Share Capital	12%	16%	21%
Loan Capital	88%	84%	79%

Loan capital is composed as follows:

	2014	2013	2012
Capital Markets	57%	56%	53%
Brazilian Government Agents	21%	19%	20%
Foreign Government Agents	2%	2%	0%
Structured Transactions	8%	9%	13%
Acquisition of Investments	0%	0%	0%
Working Capital	12%	14%	14%

The Company seeks to diversify its funding sources by obtaining funds in the capital market and through government agents, working capital and other structured operations.

In 2014, capital markets represented 57% of the Company's total exposure, an increase of 1 p.p.  compared to 2013 and 4 p.p. compared to 2012. This growth is in line with the Company's strategy to strengthen its relationships with capital markets, taking advantage of the opportunity cost of these lines, while also maintaining bank credit lines available for working capital operations.

On December 31, 2014, Braskem's consolidated gross debt stood at US$10.5 billion. This amount consists of the financing for the Mexico project in the amount of US$2,879 million that was received by the subsidiary Braskem-Idesa as of 4Q14, which includes the third and fourth drawdowns received on April 8 and August 11, in the amounts of US$465 million and US$383 million, respectively. Since this investment is made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project is not included.

In this context, Braskem's consolidated gross debt stood at US$7,656 million, down 2% from the balance on September 30, 2014. A total of 68% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,427 million, increasing US$76 million from the prior quarter. As a result, Braskem's net debt decreased by 3% to US$6,229 million. In Brazilian real, net debt increased by 5% from 3Q14, influenced by the 8% appreciation in the U.S. dollar in the period. The percentage of net debt denominated in dollar was 74%.

On December 31, 2013, Braskem's consolidated gross debt stood at US$10.0 billion. The amount includes the financing for the Mexico project of US$2.0 billion that was received by the subsidiary Braskem-Idesa. The first installment of US$1.5 million was received on July 24, 2013, and the second installment of US$547 million was received on November 6, 2013. Since this investment was made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, the amount was not included in order to ensure a more accurate analysis of the Company's debt position.

A large part of our debt is denominated in U.S. dollar, and at the close of 2013 this percentage stood at 70%, compared to 68% in 2012. Therefore, the Company's total debt, expressed in Brazilian real, can vary from one year to another due to variations in exchange rates.

Net debt at the end of 2013 was R$15.0 billion, representing a 7% increase from R$14.0 billion in 2012, and a 17% increase from our nominal net debt in 2011 (R$12 billion). The increase in 2013 was mainly driven by the 9% appreciation in the U.S. dollar against the Brazilian real, which increased the amount of foreign-denominated debt when expressed in Brazilian real. Note that only 7% of this debt matures in 2014.

Expressed in U.S. dollar, the Company's net debt stood at US$6.3 billion on December 31, 2013, decreasing 7% from US$6.8 billion on December 31, 2012.

There is no provision in the Company´s bylaws with regards to stock redemption, in which case the Company shall follow what is provided for in the prevailing legislation, in accordance with article 44 of Federal Law 6,404/76, in case it decides on this transaction. Currently the Company has no intention to redeem shares.

(c) Comments on the capacity to pay the financial commitments undertaken

The officers believe that the Company's levels of liquidity and financial leverage are adequate to enable it to meet its present and future obligations and to take advantage of business opportunities as they arise.

The Company assumed commitments amounting to (i) R$2,348 million in 2012, (ii) R$5,822 million in 2013, and (iii) R$4,580 million in 2014, including the project finance. The strategy behind assuming commitments is to lengthen the debt profile. In the three fiscal years, the Company aimed to improve its payment capacity through generation of operating cash and standby credit lines, thereby ensuring coverage for up to 47 months.

However, the Company's payment capacity could be affected by various risk factors, as indicated in Item 4 of the Reference Form.

In summary, the Company's main cash requirements include: (i) working capital needs, (ii) debt service, (iii) capital investments related to investments in the operations, maintenance and expansion of its industrial facilities, and (iv) payment of stock dividends and/or interest on equity. To meet these cash requirements, the Company has traditionally relied on cash flow from its operating activities, on short-and long-term loans and on the issue of debt securities in the local and international capital markets.

In 2012, despite two of the three rating agencies revising their outlooks to negative due to the Company's lower cash generation, which was influenced by the international scenario, the opinion of the officers is supported by the risk-rating agencies, which maintained investment grade credit ratings for the Company.

The following table shows the ratings assigned to the Company by the main agencies:

	2014	2013	2012
Fitch	BBB- Stable	BBB- Negative	BBB- Negative
Standard & Poor's	BBB- Stable	BBB- Stable	BBB- Stable
Moody’s	Baa3 Negative	Baa3 Negative	Baa3 Negative

In 2014, Braskem maintained the investment-grade ratings assigned to it by the three major global credit risk rating agencies.

In August, Standard & Poor’s reaffirmed Braskem's “BBB-” rating on the global scale with a “stable” outlook. The agency expects the Company to continue posting improved credit metrics.  The “stable” outlook is based mainly on the expectation that the Company will reduce its leverage as a result of better operating indicators and the maintenance of its financial liquidity.

Moody’s, in a report also published in August, reaffirmed Braskem's “Baa3” rating with a “negative” outlook. In the agency’s assessment, the reaffirmation of Braskem’s rating is due to its size as the largest petrochemical company in the Americas and its dominant position in Brazil, its capacity to produce with operating margins above the industry average thanks to high capacity utilization rates and its longstanding relationships with clients.  A change in the company’s outlook to “stable” would occur if the Company’s profitability indicators were to return to historical levels on a sustainable basis accompanied by a gradual reduction in its leverage indicators.

Lastly, in October, Fitch Ratings published a report that reaffirmed Braskem’s “BBB-” rating and changed its outlook from "negative" to "stable." The change in outlook to "stable" was supported by the Company's firm commitment to maintain its robust financial profile, its leadership position in the Americas and its strategy to diversify its feedstock profile with more competitive costs via the Mexico project.

At the end of October 2012, Fitch Ratings affirmed its global rating of “BBB-” for Braskem and changed the outlook to negative. The change in outlook was mainly due to the lower operating cash flow in 2012, due to deterioration in petrochemical spreads, which increased the Company's relative leverage. However, the maintenance of an investment grade rating reflected Braskem’s leadership in the domestic market, the management of its financial profile and the strong support from its main shareholders.

In early November 2012, Standard & Poor’s affirmed its “BBB-” rating and “stable” outlook for Braskem. Despite the weaker operating cash flow in the first half of the year, the agency remained confident that Braskem will maintain its leadership in the domestic petrochemical market due to its competitive advantages, diversified feedstock matrix, operating efficiency and strong shareholder base that ensures the stability needed to enable the Company to support any economic downturn.

Lastly, Moody’s released a report in late November 2012 that affirmed Braskem’s rating of “Baa3” and changed the outlook to negative. The change in outlook was due to the Company’s weaker operating performance caused by the deterioration in the fundamentals of the global petrochemical industry. However, Moody’s highlighted the Company’s capacity to improve its profitability and reduce its debt level over the medium term through its permanent commitment to growth and financial health.

Note also that the Company limits its exposure to credit risk by selling its products to a broad customer base in the domestic and international markets and by regularly conducting credit analyses of its customers. In both markets, the Company uses credit scoring and when necessary requests personal/corporate guarantees. In the international market, the Company uses trade credit insurance companies, sales guaranteed by letters of credit and other forms of guarantees. Lastly, it should also be noted that the Company records a provision for doubtful accounts, which historically has proven sufficient to cover losses on uncollectible receivables.

(d) Comments on sources of funding used for working capital and investments in non-current assets

The Company’s financing needs are met through the use of traditional funding instruments, especially for financing operations contracted through various Brazilian and international institutions. The Company also has an excellent relationship with the capital markets, having carried out issuances in both the Brazilian and international markets. The Company’s diverse funding sources include bonds, medium-term notes, perpetual bonds, debentures; receivables-backed investment funds (FIDCs), advances on exchange contracts, export pre-payments, letters of credit and export credit notes. The good relationship that the Company has maintained with certain financial institutions and its transparency and due diligence with regard to the capital markets have assured it prices and terms that are compatible with its operations and even advantageous relative to the market in certain cases.

(e) Comments on sources of funding for working capital and investments in non-current assets to be used to cover liquidity shortfalls

The officers believe they can overcome any deficiencies in the Company's liquidity through a combination of: (i) funds generated by the Company's general operations; (ii) funds generated by financing, including new financing operations and the refinancing of existing debt; and (iii) funds generated by shortening the cash conversion cycle and the resulting reduction in working capital requirements.

To ensure the financial health of the Company and avoid liquidity shortfalls in the short term, the Company maintains a minimum cash level sufficient to meet its short-term obligations, in addition to two standby credit lines, in the amounts of US$700 million and R$500 million, both maturing in 2019. The company’s stand-by credit facilities are not subject to Material Adverse Change (MAC) clauses. The institutions participating in this operation are prime banks with low default rates (credit default swap) and high ratings.

(f) Comments on indebtedness levels and the characteristics of such liabilities

The table below shows the evolution in the Company's financial leverage over the past three fiscal years as measured by the "Net Debt/EBITDA" ratio:

	2014		2013		2012
	(R$)	(US$)	(R$)	(US$)	(R$)	(US$)
Net Debt	16.5 bi	6.2 bi	15.0 bi	6.3 bi	14.0 bi	6.8 bi
EBITDA	5.6 bi	2.4 bi	4.8 bi	2.2 bi	4.0 bi	2.0 bi
Net Debt / EBITDA	2.92 x	2.58 x	3.09 x	2.87 x	3.36 x	3.25 x

The Company's financial leverage, as measured by the "Net Debt/EBITDA" ratio, decreased between 2013 and 2014. The Net Debt/EBITDA ratio measured in U.S. dollar decreased from 2.87x at the end of 2013 to 2.58x, reflecting the higher cash flow and recovery in international resin and petrochemical spreads.

In in 2014, in Brazilian real, the leverage ratio stood at 2.92x, decreasing 6% from the previous year, positively influenced by the improved EBITDA in the year and by the depreciation in the Brazilian currency between the periods. The officers believe the Company's debt profile can be summarized by the following table:

	2014	2013	2012
Short-term debt	R$ 1,419 million	R$ 1,260 million	R$ 1,836 million
Long-term debt	R$ 18,918 million	R$ 17,342 million	R$ 15,676 million
Debt in Brazilian real	32%	32%	32%
Debt subject to currency variation of USD	68%	69%	68%
Debt subject to currency variation of other currencies	0%	0%	0%
Unsecured debt	79%	81%	80%
Debt covered by guarantee	21%	19%	20%
Main types of guarantees	Mortgage, machinery and equipment pledges, bank guarantee and insurance policy

It is also important to note that much of our domestic financing was contracted through development agencies, which offer better conditions than the private market.

The Company's funding strategy has been to continue lengthening the average term of its debt, including by amortizing short-term debt through long-term loans, with a priority on issuances of long-term debt securities in the capital markets to increase liquidity levels and improve its strategic, financial and operating flexibility. The financing strategy for the coming years includes maintaining adequate liquidity and a debt maturity profile that is compatible with the expected cash flows. Moreover, the officers believe that capital expenditures will not negatively affect the quality of the Company's debt indicators or its disciplined approach to capital allocation.

In the following section the Company's officers describe (i) the loan and financing agreements they classify as relevant, (ii) other long-term relationships with financial institutions, (iii) the degree of debt subordination and (iv) any restrictions imposed on the issuer.

(i) relevant borrowing agreements

Fixed-rate Notes

In January 2004, the Company issued and sold Notes at 11.75% with aggregate principal of US$250.0 million. Said Notes were settled in January 2014, upon maturity. In July 1997, Trikem issued and sold US$250.0 million in Notes due in 2007 paying interest of 10.625% p.a. The Company assumed Trikem’s obligations related to these instruments as a result of the merger of Trikem by the Company in January 2004. In July 2005, the Company repurchased these notes and reformulated their terms, with the Notes paying interest of 9.375% semiannually in in June and December of each year, and maturity in June 2015. In August 2005, the Company swapped US$150.0 million of the total value of the principal of these Notes for US$150.0 million of the total value of the principal of the notes Issued by one of our subsidiaries in June 2005 and guaranteed by the Company. In December 2014, the principal outstanding related to this operation is US$55.8 million.

In September 2006, the Company issued and sold Notes at 8.00% p.a. with aggregate principal of US$275.0 million. The Notes pay interest semiannually in January and July of each year and mature in January 2017. In December 2014, the principal outstanding related to this operation is US$60.4 million.

In June 2008, the Company issued and sold Notes at 7.250% p.a. with aggregate principal of US$500.0 million. The Notes pay interest semiannually in June and December of each year and mature in June 2018. In December 2014, the principal outstanding related to this operation is US$142.9 million.

In May 2010, the Company issued and sold Notes at 7.00% p.a. with aggregate principal of US$400.0 million. The Notes pay interest semiannually in May and November of each year and mature in May 2020. This operation was reopened in July 2010 with the amount of US$350.0 million. In December 2014, the principal outstanding related to this operation is US$397.7 million.

In April 2011, the Company issued and sold Notes paying interest of 5.75% p.a. in the aggregate amount of US$750.0 million. The Notes pay interest semiannually in April and October of each year and mature in April 2021. This operation was reopened in January 2012 with the amount of US$250.0 million. In December 2014, the principal outstanding related to this operation is US$997.5 million.

In July 2011, the Company issued and sold Notes paying interest of 7.125% p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in January and July of each year and mature in April 2041. This operation was reopened in July 2012 with the amount of US$250.0 million. In December 2014, the principal outstanding related to this operation is US$750.0 million.

In May 2012, the Company issued and sold Notes paying interest of 5.375 % p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in May and November of each year and mature in May 2022. In December 2014, the principal outstanding related to this operation is US$500.0 million.

In February 2014, the Company issued and placed US$500.0 million in Notes paying a fixed interest rate of 6.45% p.a. The interest payments will be made semiannually in February and August of each year. The Notes are due in February 2024. The issue was reopened in April 2014 in the amount of R$250.0 million. As of December 2014, the total principal outstanding of these securities was US$750.0 million.

Perpetual Bonds

In October 2010, the Company issued and sold perpetual bonds with aggregate principal of US$450.0 million and interest of 7.375% p.a. The interest on these bonds is paid quarterly in January, April, July and October of each year. The Company may, at its discretion, redeem these bonds, in full or in part, for 100% of the principal plus accrued interest and additional amounts, if any, on any interest payment date as of October 2015. This operation was reopened in February 2012 in the amount of US$250.0 million. In December 2014, the principal outstanding related to this operation is US$700.0 million.

Bank Credit Facilities

Between September and December 2011, the Company contracted, from Brazilian and international financial institutions, four offshore credit agreements in the individual amounts of US$50.0 million. The amounts are subject to interest of LIBOR plus 1.70% to 2.25% p.a. paid semiannually based on the prior period. The principal is due on the maturity date of between March 2015 and December 2016. As of December 31, 2014, all contracts had been settled. Between September 2013 and September 2014, the Company contracted from international financial institutions, three offshore credit agreements, in the total amount of US$237.6 million. The amounts are subject to interest of LIBOR plus 1.50% and 1.75%% p.a. paid quarterly or semiannually based on the prior period. The principal is due on the maturity date between September 2018 and July 2019. As of December 31, 2014, the principal outstanding related to these agreements was R$237.6 million.

Export Prepayment Agreements

In May 2010, the Company signed a pre-export loan agreement with a financial institution in the amount of US$150.0 million, with interest of LIBOR + 2.40% p.a., to be paid in semiannual installments as of November 2011 based on the prior period. The principal will be paid upon maturity in May 2015. As of December 31, 2014, the principal outstanding related to this contract was US$150.0 million.

In December 2010, the Company signed a pre-export loan agreement with a financial institution in the amount of US$100.0 million, with interest of LIBOR + 2.47% p.a., to be paid in semiannual installments as of June 2011 based on the prior period. The principal will be paid in five semiannual installments as of December 2015. As of December 31, 2014, this operation had been settled.

Export Credit Note Facilities

Between November 2006 and January 2008, the Company obtained from financial institutions export credit facilities in the aggregate amount of R$353.0 million. The interest on the notes is between 7.3% and 8.1% p.a., to be paid semiannually based on the prior period. The principal will be paid on the maturity dates of the contracts, which range from March 2018 to February 2020. As of December 31, 2014, the principal outstanding related to this contract was US$353.0 million.

Between April 2010 and October 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$1,015.0 million. The agreements were amended in October 2013, with the amended conditions as follows: interest on the amount corresponding to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from October 2014 through October 2021. As of December 31, 2014, the principal outstanding was R$725.0 million.

Between April and August 2011, the Company obtained from financial institutions export credit facilities in the aggregate amount of R$850.0 million. The interest on the notes corresponds to 112.5% of the CDI rate p.a., to be paid quarterly based on the prior period.  The principal will be paid on the maturity dates of the contracts, which range from April 2019 to August 2019. As of December 31, 2014, the principal outstanding related to this contract was R$850 million.

Between February and December 2013, the Company contracted from Brazilian financial institutions export credit note facilities with incentives from the federal government in the amount of R$250.0 million, with interest corresponding to 8% per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity, between February and December 2016. As of December 31, 2014, the principal outstanding related to this contract was R$250 million.

Between February and December 2013, the Company obtained from Brazilian financial institutions export credit facilities that receive incentives from the federal government in the aggregate amount of R$377.5 million. The contracts were amended between June and November 2014 with the new conditions as follows. This interest on the notes is between 7.5% to 8% p.a., to be paid quarterly based on the prior period. The principal will be paid on the maturity dates of the contracts, which range from June to November 2017. As of December 31, 2014, the principal outstanding related to this contract was R$377.5 million.

In September 2014, the Company obtained from a Brazilian financial institution an export credit facility that receives incentives from the federal government in the amount of R$103.3 million. The interest on the notes corresponds to 108% of the CDI rate p.a., to be paid semiannually based on the prior period. The principal will be paid annually as from August 2018. As of December 31, 2014, the principal outstanding related to this contract was R$100 million.

In November 2014, the Company obtained from a Brazilian financial institution an export credit facility that receives incentives from the federal government in the amount of R$100.7 million. The interest on the notes is 8% p.a., to be paid on the maturity date of the contract. The principal will be paid upon maturity, in April 2015. As of December 31, 2014, the principal outstanding related to this contract was R$100 million.

Credit Facilities with the BNDES

In May 2009, the Company contracted a credit line from the BNDES in the amount of R$555.6 million. Of this amount, R$52.2 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.68% p.a., while the remainder is remunerated at the Long-Term Interest Rate (TJLP) plus 0% to 4.78% p.a. The total term of this operation is 8 years, with a two-year grace period and the last payment due in July 2017. This line was used to install the Ethylene-Ethanol Unit at the Triunfo Petrochemical Complex in the state of Rio Grande do Sul. As of December 31, 2014, the outstanding balance related to this contract was R$230.5 million.

In December 2009, the Company contracted a credit facility from the BNDES in the amount of R$500 million, whose funds will be used to finance the Company’s industrial projects as well as others projects related to health, safety and the environment. In June 2010, the Company contracted R$500 million, of which: R$80.5 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.68% p.a., R$97.4 million at 4.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 2.58% p.a. to 3.58% p.a. The term of the operation is 6.5 years, with a grace period of 18 months and the last payment due in January 2017. As of December 31, 2014, the outstanding balance related to this contract was R$232 million.  In June 2014, the Company contracted the second drawdown of a credit facility opened in December 2009 in the amount of R$92.15 million, with the funds used to finance Innovation projects in 2014. The interest on the drawdown is 4% p.a. over 6.5 years, with an 18 month grace period and the last payment scheduled for January 2021.

In December 2010, the Company contracted a financing line from the BNDES in the amount of R$524.7 million. Of the amount, R$64 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.68% p.a., R$194.9 million at 5.5% p.a., and the remainder at the Long-Term Interest Rate (TJLP) + 0% to 3.58% p.a. The total term of this operation is 9 years, with a grace period of 2.5 years and the last payment due in January 2021. The funds were allocated to the construction of the PVC Unit in Marechal Deodoro, in the state of Alagoas. As of December 31, 2014, the principal outstanding related to this contract was R$436.1 million.

In November 2011, the Company drew down, from the credit line contracted in June 2007, R$175.6 million for use in the construction of a new butadiene plant. The first tranche of the contract is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.55% p.a. and the remaining tranches are remunerated by the Long-Term Interest Rate (TJLP) plus 0% to 3.45% p.a. The total term of the contract is 9 years, with a grace period of 1.5 years and the last installment due in January 2021. As of December 31, 2014, the outstanding balance related to this contract was R$154.7 million.

In December 2011, the Company drew down, from the credit line contracted in November 2011, the first trench of these funds in the amount of R$353.4 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2011. Of the total amount of the contract, R$53.6 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.55% p.a. and the remainder is remunerated by the Long-Term Interest Rate (TJLP) plus 2.05% to 3.45% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in January 2018.

 In July 2012, the Company contracted the second drawdown of the credit facility opened in November 2011, in the amount of R$98.1 million, with the funds used to finance Innovation projects in 2011 and 2012. The outstanding principal of the contract is remunerated at 4% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in July 2018.

In August 2012, the Company drew down, from the credit line contracted in November 2011, the third trench of the funds in the amount of R$680 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2012. Of the amount, R$92.7 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.52% p.a., R$112.7 million by 5.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 0% to 3.42% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in October 2018.

In September 2013, the Company drew down from the credit line contracted in November 2011, the fourth trench of the funds in the amount of R$789 million to finance projects to modernize industrial plants and in the areas of health, environment and safety relative to fiscal year 2013. Of the total contract, R$110 million is remunerated by interest corresponding to the cumulative variation in the average daily rates of financings calculated by the Special Settlement and Custody System (SELIC rate) and published by the Central Bank of Brazil plus 2.58% p.a.; R$212.7 million is remunerated by interest of 3.5% p.a.; and the remaining amount is remunerated by interest corresponding to the long-term interest rate (TJLP), plus 0% to 3.58% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in September 2019.

In November 2013, the Company drew down from the credit line contracted in November 2011, the fifth trench of the funds in the amount of R$74.3 million to finance innovations projects in 2013. The outstanding balance of the contract is remunerated at the rate of 3.5% p.a., and the total term of the contract is 6 years, with a grace period of 1 year and the last installment due in November 2019.

In June 2014, the Company contracted the sixth drawdown of a credit facility opened in November 2011, in the amount of R$674.34 million, with the funds used to finance projects to modernize industrial plants and health, environment and safety projects for fiscal year 2014. Of the total contract, R$158.9 million is remunerated by interest corresponding to the cumulative variation in the average daily rates of financings calculated by the Special Settlement and Custody System (SELIC rate) and published by the Central Bank of Brazil plus 2.78% p.a.; R$124.9 million is remunerated at 6% p.a.; and the remaining amount is remunerated by interest corresponding to the Long-Term Interest Rate (TJLP) plus 2.28% to 2.78% p.a.. The total term of the contract is 6.5 years, with a grace period of 1.5 years and the last installment due in January 2021. As of December 2014, the principal outstanding related to these contracts was R$1,984.6 million.

In August 2014, the Company contracted a financing line from the BNDES in the amount of R$422.9 million to finance strategic investments and maintenance shutdowns at industrial units in 2014. Of the total contract, R$145.5 million is remunerated by interest corresponding to the cumulative variation in the average daily rates of financings calculated by the Special Settlement and Custody System (SELIC rate) and published by the Central Bank of Brazil plus 2.78% p.a.; R$57.1 million is remunerated at 6% p.a.; and the remaining amount is remunerated by interest corresponding to the Long-Term Interest Rate (TJLP) plus 0% to 2.78% p.a. The total term of this operation is 6.5 years, with a grace period of 1.5 years and the last payment due in March 2021. As of December 31, 2014, the principal outstanding related to this contract was R$324.8 million.

Credit facilities with FINEP

In August 2010, the Company was extended a credit line under the Inova Brasil program of FINEP, which is the research and project finance mechanism of the Ministry of Science and Technology. The funds were used to finance Braskem’s technology program between 2008 and 2010, which included various research projects involving products based on plastic resins. The value of the contract is R$111.1 million, with R$100.0 million in financing made available through FINEP and the Company providing R$11.1 million in matching funds. The line has a cost of 4.5% p.a., term of 8.3 years (100 months) and grace period of 1.6 years (20 months), with the last payment of principal due in January 2019. This line is secured by a bank guarantee. As of December 2014, the principal outstanding related to this contract was R$57.2 million.

Credit Facilities with BNB

In December 2010, the Company contracted a secured credit line from Banco do Nordeste do Brasil (BNB) with principal of R$200 million to finance the construction of the New PVC Plant in the state of Alagoas. The loans extended under the contract are secured by a mortgage on the PVC plant located at the Chlor-Chemical Complex in Marechal Deodoro. The loans are remunerated by interest corresponding to 8.50% of the CDI rate per annum, to be paid quarterly based on the prior period up to December 2013, and thereafter on a monthly basis based on the prior period up to December 2022. As of December 2014, the principal outstanding related to this contract was R$177.9 million.

In March 2013, the Company contracted a secured credit line from Banco do Nordeste do Brasil (BNB) with principal of R$63 million to finance the construction of the New PVC Plant in the state of Alagoas. The loans related to this contract are secured by a bank guarantee. The loans are remunerated by interest of 3.53% per annum, to be paid quarterly based on the prior period up to March 2015, and thereafter on a monthly basis, based on the prior period, up to March 2023. As of December 2014, the principal outstanding related to this contract was R$60.4 million.

In August 2014, the Company contracted from Banco do Nordeste do Brasil (BNB) a secured loan  with principle in the amount of R$200 million to finance projects to modernize its industrial plants and health, environment and safety projects at the industrial units in the country's Northeast.  The loan is remunerated by interest of 8.24% p.a., to be paid quarterly based on the prior period through August 2015, and thereafter on a monthly basis based on the prior period through August 2024. As of December 2014, the principal outstanding related to this contract was R$201.1 million.

Other Credit Facilities

In December 2012, the Company contracted a credit line from Nippon Export and Investment Insurance (NEXI) in the amount of US$200 million with maturity in November 2022. The funds were disbursed in the first quarter of 2013 and the semiannual interest payments were composed of currency variation + LIBOR + 1.1% p.a. As of December 2014, the principal outstanding related to this contract was R$425.6 million.

(ii) other long term relationship with financial institutions

With the exception of the relationships arising from the loan and financing contracts, for which the more relevant items are described above, the Company does not maintain any other long-term relationships with financial institutions.

(iii) degree of subordination of the debt

For the purposes of ordering the credit classifications, the Company’s debt is not secured by guarantees, with the exception of the debt contracted from the BNDES and BNB, which is secured by security interest. From the contractual standpoint, there is no subordination of debt, with the payment of each debt following the payment schedule established for each contractual instrument, independent of the payment of the other debts.

(iv) restrictions imposed on the Company

The Company has no borrowing agreements that establish limits on certain indicators related to the capacity to contract debt and pay interest.

(g) Comments on the limits of existing financing lines

All the credit lines contracted by the Company have been fully drawn down, with the exception of the following contracts:

•      In November 2011, the Company contracted an R$2.46 billion credit line with the BNDES to finance projects related to the modernization of industrial plants, productivity increases, innovations, and health, safety and the environment.  As of December 2014, R$ 475 million is still available for disbursement.

(h) Comments on any significant changes in each item of the financial statements

Fiscal year 2014

The most significant variations in the financial statements for the fiscal year were as follows:

	Consolidated
	2014	2013
Assets	(in R$ ‘000)	(in R$ ‘000)
Current
Cash and Cash Equivalents	3,993,359	4,335,859
Inventories	5,368,146	5,033,593
Non-current
Deferred Income Tax and Social Contribution	870,206	1,123,313
Property, Plant and Equipment	29,001,490	25,413,548

Liabilities
Current
Suppliers	10,852,410	10,421,687
Taxes Payable	203,392	445,424
Advance Payments from Clients	99,750	297,403
Post-Employment Benefits	336,357	158,137
Non-Current
Borrowings	18,918,021	17,353,687
Project Finance	7,551,033	4,705,661
Taxes Payable	30,699	902,875
Ethylene XXI Project Loan	792,188	370,420
Deferred Income Tax and Social Contribution	603,490	863,405

Shareholders’ Equity
Other Comprehensive Results	(2,924,057)	(1,092,691)

Assets

Cash and cash equivalents

The variations in this line were explained in general in item 10.1 (a) herein.

Inventories

The balance of this line was affected mainly by the weaker demand at the end of the fourth quarter, which led to a higher balance of inventories in relation to the previous year.

Deferred income tax and social contribution

The decrease in the balance of deferred income tax and social contribution tax is mainly explained by the use of tax losses and the negative base for social contribution tax to settle installments due under Federal Law 11,941/09, as commented in Note 19.2 to the financial statements for fiscal year 2014.

Property, Plant and Equipment

The variation in this balance in the fiscal year was mainly due to spending on the construction of the Ethylene XXI project in Mexico, as commented in Note 12 to the financial statements for fiscal year 2014.

Liabilities

Suppliers

This balance of this line holds exposure of over 60% to the U.S. dollar.  The increase in this line was driven mainly by the appreciation in the U.S. dollar against the Brazilian real of 13% in the year.

Taxes payable

The decrease in the balance of taxes payable was mainly due to the settlement of installments under Federal Law 11,941/09 in November 2014 in the amount of R$1,022,698 thousand involving current and non-current liabilities, as commented in Note 17 to the financial statements.

Advances from customers

The decrease in the balance of this line was mainly due to the sales made during the fiscal year to clients with advances outstanding.

Post-employment benefits

The increase in this line was mainly due to the additional provision accrued for the Petros Copesul Plan, as commented in Note 21.3 to the financial statements for fiscal year 2014.

Borrowings

The variations in this line were explained in general in item 10.1 (f) herein.

Project finance

This liability refers to the financing obtained by the subsidiary Braskem Idesa for the construction of the Ethylene XXI Project in Mexico.

Ethylene XXI project loan

This account refers to the loan obtained from the non-controlling shareholder of Braskem Idesa to be paid using the cash generated by the Ethylene XXI project, as commented in Note 18 to the financial statements for fiscal year 2014.

Deferred income tax and social contribution

The decrease in the balance of this line is related to the merger of Braskem Qpar S.A. into Braskem S.A., which enables offsetting using deferred tax assets.

Shareholders’ equity

Other comprehensive income

The main effect on this line was the adoption of hedge accounting by Braskem S.A. and  Braskem Idesa. As a result of this adoption, the Company recognized exchange variation in the amount of R$2,611,655 thousand in 2014, with a deduction from income tax and social contribution tax in the amount of R$868,259 thousand.

Fiscal year 2013

The most significant changes to the financial statements were as follows:

	Consolidated
	2013	2012
Assets	(in R$ '000)	(in R$ '000)
Current
Recoverable taxes	2,237,213	1,476,211
Other accounts receivable	240,218	818,434
Non-current
Property, Plant and Equipment	25,413,548	21,176,785

Liabilities
Non-current
Project finance	4,705,661	-

Shareholders’ Equity
Other comprehensive income	(1,092,691)	337,411

Income statement for the fiscal year
Financial result
Financial expenses	(2,549,111)	(3,926,209)

Assets

Recoverable taxes

In 2013, the variation in the balance of this item was mainly due to the following factors:

•           R$541,904 thousand related to Value Added Tax (IVA) levied on purchases of machinery and equipment for the Ethylene XXI project that is currently being implemented in Mexico by the subsidiary Braskem Idesa. These credits will be reimbursed in cash by the local government after validating the credits in accordance with the country’s established tax procedures.

Other accounts receivable

The decrease is due to the receipt of the amount from the divestment of Cetrel and Braskem Distribuidora in December 2012 (R$652,100 thousand, included in the balance of this item on December 31, 2012).

Property, plant and equipment

The change in the fiscal year is due mainly to the construction of the Ethylene XXI project in Mexico.

Liabilities

Project Finance

This liability corresponds to the financing obtained by the subsidiary Braskem Idesa for the construction of the Ethylene XXI Project in Mexico.

Shareholders’ Equity

Other comprehensive income

The main effect in the fiscal year is related to the designation as hedge accounting of the operation through which financial liabilities in foreign currency were used as cash flow hedge instruments originating from future exports, which resulted in the amount of: (i) R$2,303,540 thousand related to exchange variation recorded under shareholders’ equity; and (ii) R$783,204 thousand related to income tax and social contribution. The net effect of the operation in 2013 was R$1,520,336 thousand.

Financial result

Financial expenses

The main factor reducing financial expenses was the designation as hedge accounting, as mentioned in the previous item.

Fiscal year 2012

	Consolidated
	2012	2011
Assets	(in R$ '000)	(in R$ '000)
Current
Other accounts receivable	818,434	328,583
Non-current
Deferred income and social contribution taxes	2,062,009	1,237,144

Liabilities
Current
Borrowings	1,836,028	1,391,779
Non-current
Borrowings	15,675,610	13,753,033

Shareholders’ Equity
Profit reserves	-	591,307

Assets

Other accounts receivable

The main cause of change in this item in 2012 was the sale of the subsidiaries Cetrel S.A. and Braskem Distribuidora for R$208,100 thousand and R$444,000 thousand, respectively.

Deferred income tax and social contribution

The increase in the balance of this item in 2012 was mainly due to the recognition of deferred income tax and social contribution on tax losses recorded in the period, exchange variation and temporary provisions.

Liabilities

Borrowings

In 2012, the following financial operations contributed to the variation in the balance of this item:

(i)             Bond issue of US$250 million in February 2012.

(ii)           Perpetual bond issue of US$250 million in February 2012.

(iii)          Bond issue of US$500 million in May 2012.

(iv)         Bond issue of US$250 million in July 2012.

Shareholders’ Equity

 Profit reserves

This year, the following events and amounts caused variations in this item:

•       payment of dividends approved by the Annual Shareholders’ Meeting on April 27, 2012, in the amount of R$482,593 thousand.

•       partial absorption of losses recorded in the year.

10.2 Officers’ comments on the Company’s results

(a) Comments on the results of the issuer’s transactions

The Company generates its revenue mainly from the production and sale of products in the basic petrochemical, polyolefins and vinyls (PVC, caustic soda and EDC) segments and from chemical distribution.

The Company’s operational strategy is based on the optimized use of its assets by means of the maintenance of high rates of capacity use in all industrial units managed thereby, prioritizing the commercialization of products of a greater added value in more profitable markets and segments. As a result of such effort, the Company has been presenting high levels of operational trustworthiness with less volatility in the rates of use of the capacity of its industrial units.

In the last 3 fiscal years, the main factors that materially affected the Company’s operational results were the following:

                i.     variation in the prices of the main input (especially naphtha) and products, mainly in the international market;

              ii.     variations in the volume of sales in the domestic and international market (resulting in great part from variations in the supply X demand ratio);

             iii.     exchange variation, inflation, fluctuations of the interest rates;

            iv.     any changes in the tax laws;

              v.     increase in the efficiency of the production process;

            vi.     need for programmed stoppages for maintenance in its basic petrochemicals units; and

           vii.     worsening of the financial crisis, which impacted both the global petrochemical industry as well as Brazil’s industrial sector.

2014

The recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. However, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the euro zone.

China posted GDP growth of 7.4% in 2014, below the 7.5% target set by the government, but still above the consensus expectation of 7.2%. This weaker economic growth reflects the shift in China's growth policy, with the adoption of a greater emphasis on domestic consumption and on sustainability.

In the case of the Brazilian economy, the consensus expectation is calling for GDP growth of less than 1% p.a., reflecting the prospects throughout the year of electricity rationing, the fewer number of business days during the World Cup, the contraction in industrial production and higher interest rates. In this context, sales volume in Brazil's thermoplastic resin market amounted to 5.3 million tons, down 1% on the previous year.

Despite the challenging scenario, Braskem, in keeping with its commitment to develop the plastics chain and its spirit of serving Clients, worked together with Brazilian Plastics Industry Association (ABIPLAST) and the manufacturing industry to advance the Plastics Chain Incentive Plan (PIC). A structural initiative for the industry, the plan provides incentives to boost competitiveness and foster innovation in the industry, stimulate exports of manufactured plastic goods and promote the advantages of plastics.

Braskem invested R$2.5 billion in 2014, of which some 60% was allocated to improving and maintaining its assets and 25% was allocated to building the new petrochemical complex in Mexico, which plays a fundamental role in the company's strategy to diversify its feedstock profile and make it more competitive.

Nevertheless, the year 2014 remained a challenging one for the industry. The lack of cost competitiveness due to the high tax burden, energy prices and infrastructure issues, among other factors, led the industrial sector to post a record trade deficit of US$109 billion. According to estimates, Industrial GDP in 2014 will account for only 24% of Brazil's GDP, a reduction of 4 p.p. from the sector's average contribution in the last 10 years, demonstrating the country's strong deindustrialization trend.

In line with its commitment to the production chain's growth and to the development of new applications, Braskem invested around R$230 million in innovation and technology and launched 11 new resin grades in 2014.

In terms of the performance of Braskem’s financial indicators, gross revenue was R$53 billion and net revenue was R$46 billion, representing growth of 11% and 12%, respectively, in relation to 2013, with these figures reflecting the depreciation in the Brazilian real, the recovery in petrochemical prices at the global level and the higher PP sales volume at the United States & Europe business unit.

Braskem's consolidated EBITDA reached R$5.6 billion, increasing 17% on the prior year. Factors contributing to the performance were the level of petrochemical spreads in the international market and the weaker Brazilian real. The result also incorporates the net positive effect of R$218 million attributed primarily to the divestment of non-strategic assets and to the full settlement of the payment plan under the Refis tax amnesty program established by Federal Law 11.941/09.

In view of the aforementioned, Braskem posted net income of R$726 million. A highlight was the adoption, in the fourth quarter, of hedge accounting for the project in Mexico.

The officer’s comments on the outlook for the Company’s operations are reported below:

The International Monetary Fund (IMF) revised downward its forecast for world GDP growth in 2015 to 3.5%; even so, this level is still higher than in 2014. The revision reflects slower overall growth in both emerging and developed economies, a stronger U.S. dollar and rising interest rates in emerging economies. The only exception was the outlook for U.S. economy, for which the IMF is projecting GDP growth of 3.6%.

Recent trends in oil markets could support stronger world demand, particularly from developed markets and oil-importing countries.

In the case of Brazil, given the higher local interest rates, the budget cuts to be implemented by the federal government, the impact from China's slowing economic growth and lackluster growth in commodity exports, GDP growth is expected to stagnate, according to the Market Readout. This situation is further exacerbated by the potential need for energy rationing due to the low levels of the country’s reservoirs.

It is absolutely fundamental that the federal government, in parallel with the recently announced budget cuts, also develop and implement a structural project to restore the competitiveness of Brazil's industrial sector. Such a project must focus on cutting costs, improving infrastructure and ensuring the availability of competitive feedstock and electricity in order to reverse the country’s deindustrialization and stimulate the growth and productivity of local manufacturers.

In the petrochemical industry, the short-term scenario is marked by caution. As expected, petrochemical prices began to accompany the downward trend in naphtha prices, which in turn followed the trend in crude oil markets. However, the improvement in the world economy is expected to have a positive impact on demand and industry profitability. Factors that warrant attention remain related to the geopolitical issues in the Middle East and North Africa and to the volatility in the supply of oil.

Braskem’s strategy remains centered on strengthening its business by: (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the company’s financial health and cost discipline.

Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

2013

In yet another challenging year, the global economy showed signs of recovery, as reflected by the better performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. Meanwhile, China's economy grew in line with market expectations, with the country's GDP expanding 7.7% in 2013. This scenario helped support a recovery in the profitability of the world petrochemical industry, with spreads for thermoplastic resins and key basic petrochemicals expanding 28% and 12%, respectively.

In Brazil, GDP growth once again fell short of expectations and is expected to remain at around 2% in 2013. However, the good performance of certain sectors, such as food, infrastructure, automotive and agribusiness, as well as the restocking trend in the chain, positively influenced apparent consumption of thermoplastic resins, which grew 8% in relation to 2012. The country's chemical and petrochemical industries enjoyed an important achievement in 2013. The Brazilian government, in response to one of the proposals prepared by the Chemical Industry Competitiveness Council, approved cuts in the PIS and COFINS tax rates on raw material purchases by first and second generation producers, which serve various sectors of the economy.

In this context, Braskem recorded solid results in 2013. Gross revenue was R$48 billion and net revenue was R$41 billion, representing growth of 11% and 13%, respectively, in relation to 2012, with these figures reflecting the depreciation in the Brazilian real and the recovery in petrochemical prices at the global level.

EBITDA reached R$4.8 billion, increasing 22% on the prior year. The main factors contributing to this performance were (i) the better sales mix of thermoplastic resins; (ii) the higher contribution margin, which was positively influenced by the recovery in resin and basic petrochemical spreads in export markets and by the tax relief on raw material purchases explained earlier;  and (iii) the depreciation in the Brazilian real.

Net income amounted to R$507 million, reflecting the better operating performance in the period and the adoption, as of May, of hedge accounting, which better translates the effects of exchange variation on the Company’s debt and profit or loss.

Note that due to the decision to maintain the investments in Quantiq, which is responsible for the distribution of chemical products, Braskem’s consolidated result reflects the restatement and consolidation of its result in the financial statements for 2012 and 2013.

2012

In a specially challenging year, marked by the worsening of the international crisis that impacted both the petrochemical sector as well as the entire Brazilian industry, Braskem made important progress in its plans of growth, internationalization and increasing competitiveness, while also focusing on operating efficiency. In 2012, the Company recorded EBITDA (earnings before interest, taxes, depreciation and amortization) of R$4 billion, up 6% from 2011, despite the contraction in international margins for the sector, driven by low demand for petrochemical products by developed countries – thus leading to shifting exports to emerging destinations and thereby hindering competitiveness of the national industry.

Such negative effects were partially offset by extraordinary results obtained by Braskem and related to compensation received for breach of contract by third parties, discounts related to the prepayment of taxes paid in installments (Refis), and, finally, the sale of non-strategic assets. All these factors together accounted for R$860 million of the total EBITDA.

Despite the scenario of economic uncertainty, the company maintained its commitment to developing the chemicals and plastic production chain in Brazil, by investing R$1.7 billion with the opening of a new PVC production plant in Alagoas – with annual capacity of 200 kton; and a plant to produce butadiene, a raw material used in the rubber industry, in Rio Grande do Sul, adding another 100 kton per year.

The efforts towards increasing competitiveness, such as the pursuit of productivity and increased focus in innovation, enabled Braskem to cushion the impacts of the worsening of the international crisis, which caused a reduction in demand and profitability for the sector.

The Company recorded gross revenue was R$42.1 billion and net revenue was R$35.5 billion in 2012, representing increases of 8% and 9%, respectively, compared to 2011, driven by higher sales volume of resins and basic petrochemicals and the depreciation in the Brazilian real against the U.S. dollar, which offset the reduction in the average prices practiced in international markets. While the Brazilian market for the thermoplastic resins polyethylene, polypropylene and PVC grew 2% over 2011, for a total of 5 million tons, Braskem grew 10% in the same period, with total sales volume of 3.5 million tons. Such performance was only possible through Braskem market share expansion to 70%, as the share of imports contracted. Among the factors that led to the reduction in the volume of imports are the depreciation of the Brazilian real, governmental measures adopted to protect the domestic industry and the expansion of the Company's PVC production in Alagoas.

On the international front, the gradual yet consistent reactivation of the U.S. economy led to strong growth in volumes of polypropylene sold in this country by the Company, with market share increase of 2% in a market that expanded less than 1%, and continues to face margin pressure. In Europe, the stagnation of economy led to pent-up demand and a 1% reduction in the company's sales volumes, while the market fell 3%, and the high costs of raw materials affected the profitability of the operation.

The local currency depreciation of 9% in the period had a negative impact on the financial result of R$1.7 billion, leading to a loss of R$738 million by Braskem. This result, however, has no direct impact on the Company's cash position. This amount represents currency translation accounting impacts, especially on Braskem’s debt, which has an average term of 15 years.

(b) Comments on changes in revenues due to modification of prices, exchange rates, inflation, variations of volume and introduction of new products and services

As the prices of the Company’s main products are based on international references in dollar, the Company’s prices vary due to changes in these international references, as well as changes in the exchange rate. Therefore, the impacts of prices and exchange rates shall be jointly analyzed. To analyze the changes in volumes, the Company’s Officers separated the information between thermoplastic resins and basic petrochemicals, in order to better understand the behavior of each segment.

In 2014, Braskem recorded consolidated gross revenue of R$53 billion, growing 11% from 2013. In U.S. dollar, gross revenue was US$23 billion, or 2% higher.

In 2014, consolidated net revenue was R$46 billion, an increase of 12% on the prior year. This performance is explained by (i) higher PP sales from the USA and Europe business unit; (ii) the higher average resin price in the international market; and (ii) the average U.S. dollar appreciation of 9% in the period. In U.S. dollar, net revenue was US$20 billion, or 3% higher.

Excluding naphtha/condensate resale, Braskem’s net revenue was R$43 billion, or US$18 billion, increasing 11% and 2%, respectively.

On the same basis, export revenue came to US$7.2 billion, or R$17 billion, increasing 1% and 10%, respectively, on 2013. The highlights were the recovery in prices in the international market and higher sales by the USA and Europe business unit, as mentioned above.

Braskem recorded consolidated gross revenue in 2013 of R$48 billion, up 11% from 2012. In U.S. dollar, revenue came to US$22 billion, similar to the amount in 2012.

Similarly, the Company’s consolidated net revenue was R$41 billion, representing growth of 13% from the net revenue of R$36 billion registered in 2012, explained by (i) the increased sales of resins in the domestic market; (ii) the average appreciation of the U.S. dollar in the period of 10%. In U.S. dollar, net revenue was US$19 billion, up 3% from the prior year.

Export revenue in 2013 amounted to US$8.1 billion, up 2% from 2012. The increase in basic petrochemicals sales and the recovery in prices at the global level offset the lower resale and resin volumes.

In 2012, Braskem recorded consolidated gross revenue of R$42.1 billion, growing 8% from R$38.9 billion in 2011. In U.S. dollar, revenue came to US$21.6 billion, or 7% lower than the US$23.2 billion in 2011.

The Company’s consolidated net revenue was R$35.5 billion in 2012, representing growth of 9% from the net revenue of R$32.5 billion registered in 2011, benefitting from the increased sales of resins and key basic petrochemicals, as well as by the 17% average appreciation of the U.S. dollar in the period. In U.S. dollar, net revenue was US$18.2 billion, down 6% from the prior year, reflecting the lower prices for resins and key basic petrochemicals in international markets.

Export revenue in 2012 was US$8.0 billion, down 5% from the prior year, mainly due to lower PP prices in North America and the lower resale volume.

Thermoplastic Resin Performance

In 2014, Brazil's thermoplastic resins market (PE, PP and PVC) reached nearly 5.3 million tons, down 1.0% from the previous year, due to the weak performance of the domestic economy.

Resin imports amounted to 1.8 million tons, increasing 50 kton on 2013, due to opportunistic imports. In this scenario, Braskem’s resin sales volume came to 3.6 million tons, decreasing 2.8% from 2013. The Company’s market share stood at 67%, down 1 p.p. from the previous year.

In 2013, Brazil's thermoplastic resin market grew by 8% on the previous year to reach 5.4 million tons. Demand benefitted from the restocking trend in the chain during the first half of the year and the good performance of various sectors of the economy, such as agribusiness, automotive and infrastructure.

In line with its growth strategy and commitment to the domestic market, Braskem’s sales amounted to 3.7 million tons, or 6% more than in 2012. The Company’s market share was 68%.

In 2012, Brazil's thermoplastic resin market grew by 2% on the previous year to reach 5.0 million tons. Demand was affected mainly by the continued deceleration in the domestic economy, which, despite the incentives implemented by the federal government, has yet to register the expected growth levels.

Despite this scenario, Braskem maintained its growth strategy and commitment to the Brazilian market, with total sales of 3.5 million tons, or 10% more than in the previous year. As a result, the Company expanded its market share at the expense of imports and ended the year with domestic market share of 70%.

Polyolefins

In 2014, domestic demand for polyolefins (PE and PP) was approximately 4.1 million tons, down 1% from 2013. The better performance of the retail and consumer goods industries was unable to offset the downturn in durable goods sectors, such as automotive, white line and industrial. Meanwhile, Braskem’s sales fell by 4% to 2,910 million tons, with its market share in the year standing at 71%.

The Company’s sales in the international market came to 1,068 ktons. The decrease in PE export volume, influenced by the lower production volume, was partially offset by higher PP sales due to windows of opportunity in other Latin American markets and in overseas markets.

In the year, production came to 4 million tons, down 5% on the previous year, explained by the scheduled and unscheduled maintenance shutdowns in the period.

Performance (tons)	2014	2013	Change
POLYOLEFINS	(D)	(E)	(D)/(E)
Sales - Domestic Market
PE's	1,706,137	1,765,661	-3%
PP	1,204,049	1,268,926	-5%
Total Domestic Market	2,910,185	3,034,587	-4%
Sales - International Market
PE's	680,390	778,052	-13%
PP	387,888	311,899	24%
Total Exports	1,068,279	1,089,951	-2%
Total Sales
PE's	2,386,527	2,543,713	-6%
PP	1,591,937	1,580,825	1%
Total Sales	3,978,464	4,124,538	-4%

Production
PE's	2,414,520	2,580,290	-6%
PP	1,592,492	1,627,141	-2%
Total Production	4,007,012	4,207,431	-5%

In 2013, domestic demand for polyolefins (PE and PP) was 4.1 million tons, increasing 7% on 2012, driven by: (i) the retail, automotive, food, construction and agricultural sectors; and (ii) the opportunistic entry of a higher volume of imported materials. Meanwhile, Braskem’s sales grew by 5% to 3.0 million tons, with its market share in the year at 74%.

Responding to the stronger domestic demand, exports decreased by 15%.

Performance (tons)	2013	2012	Change (%)
POLYOLEFINS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PE's	1,765,661	1,668,171	6
PP	1,268,926	1,233,338	3
Total Domestic Market	3,034,587	2,901,509	5
Sales - International Market
PE's	778,052	861,834	(10)
PP	311,899	415,494	(25)
Total Exports	1,089,951	1,277,328	(15)
Total Sales
PE's	2,543,713	2,530,005	1
PP	1,580,825	1,648,832	(4)
Total Sales	4,124,538	4,178,837	(1)

Production
PE's	2,580,290	2,539,476	2
PP	1,627,141	1,646,619	(1)
Total Production	4,207,431	4,186,095	1

In 2012, domestic demand for polyolefins (PE and PP) was 3.8 million tons, up 2% from 2011. Meanwhile, Braskem’s sales grew by 8% to 2.9 million tons, leading its market share to expand by 5 p.p. to 76% in the year.

In the export market, the Company’s sales contracted by 2%, which mainly reflected the redirecting of sales to the Brazilian market and the weak performance of the global economy.

The stronger sales volume was supported by growth in production volume to 4.2 million tons, or 6% more than in 2011, a year in which the Company's operating performance was adversely affected by scheduled and unscheduled shutdowns (blackout in the Northeast region of Brazil).

Performance (tons)	2012	2011	Change (%)
POLYOLEFINS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PE's	1,668,171	1,524,933	9
PP	1,233,338	1,149,814	7
Total Domestic Market	2,901,509	2,674,747	8
Sales - International Market
PE's	861,834	881,762	(2)
PP	415,494	421,647	(1)
Total Exports	1,277,328	1,303,409	(2)
Total Sales
PE's	2,530,005	2,406,695	5
PP	1,648,832	1,571,461	5
Total Sales	4,178,837	3,978,156	5

Production
PE's	2,539,476	2,391,136	6
PP	1,646,619	1,565,493	5
Total Production	4,186,095	3,956,628	6

Vinyls

In 2014, Brazilian demand for PVC was 1.2 million tons, down 2% on the prior year, with weak economic growth affecting the performance of the infrastructure and construction sectors.

Braskem’s sales, however, amounted to 660 kton, growing 4% on 2013, supporting a market share gain of 3 p.p. to 53%. This good performance was influenced by the normalization of operations at the new plant in the state of Alagoas, which contributed to the 9% growth in PVC production.

The Company’s caustic soda sales reached 460 kton in 2014, down 2%, also affected by the slowdown of the Brazilian economy.

Performance (tons)	2014	2013	Change
VINYLS	(D)	(E)	(D)/(E)
Sales - Domestic Market
PVC	659,549	636,507	4%
Caustic Soda	460,083	468,765	-2%
Production
PVC	635,016	582,579	9%
Caustic Soda	448,062	437,334	2%

In 2013, Brazilian PVC demand came to approximately 1.3 million tons, increasing 12% on the previous year, driven by the performance of the construction sector and the restocking trend. Due to the higher production volume (new plant in Alagoas), Braskem’s sales followed this trend to reach 637 kton, ending the year with 50% market share.

Caustic soda sales were 469 kton, virtually in line with 2012. The lower production volume, which was affected by scheduled and unscheduled maintenance shutdowns, was offset by imports of products to take advantage of opportunities in the domestic market.

Performance (tons)	2013	2012	Change (%)
VINYLS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PVC	636,507	560,924	13
Caustic Soda	468,765	464,052	1
Production
PVC	582,579	497,366	17
Caustic Soda	437,334	450,589	(3)

In 2012, demand for PVC increased 1% and reached 1.1 million tons. Braskem’s sales totaled 561 kton, increasing 16% from 2011, driven by the startup of the new PVC plant in the state of Alagoas.

Caustic soda sales were 464 kton, increasing 12%, reflecting the growth in production volume, which in 2011 was adversely affected by scheduled and unscheduled maintenance shutdowns.

Performance (tons)	2012	2011	Change (%)
VINYLS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PVC	560,924	483,995	16
Caustic Soda	464,052	414,996	12
Production
PVC	497,366	438,895	13
Caustic Soda	450,589	366,923	23

Basic Petrochemicals Performance

In the year, the average capacity utilization of Braskem's crackers was 86%, with ethylene production decreasing 4% from 2013 to 3.2 million tons. The lower production is explained by (i) the scheduled maintenance shutdown (March-April) of one of the lines at the cracker in Triunfo; (ii) the scheduled shutdown of the cracker in São Paulo (September-October); and (iii) feedstock supply issues at the Rio de Janeiro site in the first half of the year.

Despite the lower production volume, combined sales of ethylene and propylene came to 957 kton in 2014, up 4% on the prior year, which is explained by the higher supply of products to third parties due to scheduled shutdowns at second-generation, as well as by the opportunities in the export market.

BTX and butadiene sales volumes decreased 1% and 2%, respectively, influenced by the lower production volume.

Performance (tons)	2014	2013	Change
BASIC PETROCHEMICALS	(D)	(E)	(D)/(E)
Production
Ethylene	3,237,886	3,372,825	-4%
Propylene	1,306,636	1,505,595	-13%
Butadiene	374,827	389,854	-4%
BTX*	1,013,873	1,217,831	-17%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons)	2014	2013	Change
BASIC PETROCHEMICALS	(D)	(E)	(D)/(E)
Total Sales
Ethylene/Propylene	957,123	924,435	4%
Butadiene	378,853	381,764	-1%
BTX*	1,012,091	1,036,147	-2%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In 2013, a year, with the petrochemical complexes recording average utilization rates of 90%, Braskem posted record-high ethylene production of 3.4 million tons. The impacts from the scheduled maintenance shutdown on one of the cracker lines at Camaçari and the interruption in production caused by power outages in August were offset by the high utilization rates recorded in the first half of the year.

Ethylene and propylene sales amounted to 924 kton, in line with 2012. Butadiene sales increased 7%, reflecting the startup, in June 2012, of the 100 kton capacity expansion project. BTX sales, on the other hand, fell 2%, due to the reduction in production volumes between the periods.

Performance (tons)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)
Production
Ethylene	3,372,825	3,329,758	1
Propylene	1,505,595	1,472,488	2
Butadiene	389,854	355,703	10
BTX*	1,217,831	1,246,517	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons)	2013	2012	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)
Total Sales
Ethylene/Propylene	924,435	934,640	(1)
Butadiene	381,764	357,001	7
BTX*	1,036,147	1,059,479	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In 2012, a year with no scheduled maintenance shutdowns, ethylene production reached 3.3 million tons, up 7% from 2011. The average capacity utilization rate of crackers stood at 89%.

In this scenario, total ethylene and propylene sales increased by 7% from the previous year to reach 935 kton. BTX and butadiene sales increased 8% and 15%, respectively, with the growth in butadiene sales also benefitting from the startup, in June 2012, of the 100 kton capacity-expansion project.

Performance (tons)	2012	2011	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)
Production
Ethylene	3,329,758	3,119,158	7
Propylene	1,472,488	1,411,098	4
Butadiene	355,703	314,534	13
BTX*	1,246,517	1,165,437	7
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons)	2012	2011	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)
Total Sales
Ethylene/Propylene	934,640	872,313	7
Butadiene	357,001	311,542	15
BTX*	1,059,479	983,815	8

United States and Europe Unit Performance

In 2014, the USA and Europe unit registered PP sales of 1.9 million tons. The 4% increase on 2013 is explained by the good performance of the automotive, industrial and consumer goods sectors, reflecting the recovery in the U.S. economy and the better performance of the European economy between the periods.

Furthermore, as a result of the investments made in maintenance and to increase the efficiency of assets over the last three years, Braskem expanded the production capacity of its plant in Seadrift, Texas (USA) by 40 kton/y.

In this context, the average utilization rate stood at 94%, while production volume reached 1.9 million tons,  4% higher than in 2013.

Performance (tons)	2014	2013	Change
UNITED STATES AND EUROPE	(D)	(E)	(D)/(E)
Sales
PP	1,862,560	1,790,693	4%

Production
PP	1,855,676	1,785,938	4%

In 2013, the gradual improvement in the economic environment in the United States and euro zone had positive impacts on the International Business unit (i.e., the operations in the United States and Europe), which recorded PP sales volume of 1.8 million tons in the year, up 3% on 2012.

Another highlight was the average utilization rate of 91% recorded in 2013, or 2 p.p. higher than in the previous year, which is explained by continuous improvement in the operational management of assets and the better international scenario. As a result, PP production volume reached 1,786 kton, which is the best result since 2011.

Performance (tons)	2013	2012	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(A)/(B)
Sales
PP	1,790,693	1,744,104	3

Production
PP	1,785,938	1,756,732	2

The International Business unit registered in 2012 PP sales volume of 1.7 million tons, up 72% from 2011, reflecting the consolidation of the PP plants acquired and consolidated as from 4Q11, and the better assets management. Estimated PP demand in the US and Germany was around 9 million tons, up 2% from 2011.

In 2012, the average capacity utilization rate stood at 89%, up 4 p.p. from 2011, which is explained by better operational performance of Braskem’s assets, even in a year with scheduled shutdowns and preventive shutdowns ahead of Hurricane Sandy, which hit Pennsylvania in the last quarter of the year.

Performance (tons)	2012	2011	Change (%)
INTERNATIONAL BUSINESS	(A)	(B)	(A)/(B)
Sales
PP	1,744,104	1,016,823	72

Production
PP	1,756,732	1,010,183	74

(c) Comments on the impact of inflation, variation in prices of the main inputs and products, foreign exchange and interest rate on the issuer’s operating result and financial result

Similarly to the sales price of the main products, the naphtha’s acquisition cost, main input of the Company’s products, is also based on the international reference in dollar, and the price of this input is subject to the variation of international reference and variations in exchange rate.

In 2014, Braskem's cost of goods sold (COGS) amounted to R$40 billion, increasing 12% on the prior year, mainly explained by (i) the 9% average appreciation in the U.S. dollar, which generated a negative impact of R$2.9 billion; (ii) the higher PP sales volume by the USA and Europe business unit; and (ii) the higher average propylene price in the international market.

In 2013, Braskem's cost of goods sold (COGS) was R$36 billion, increasing 10% from 2012, primarily reflecting (i) the higher volume of resin and basic petrochemical sales; and (ii) the 10% U.S. dollar appreciation between the periods, which generated a negative impact of R$2.9 billion. The higher costs were partially offset by the lower naphtha price in the international market and by the lower PIS and COFINS tax rates on raw material purchases that began to impact our profit and loss in mid-May.

In 2012, Braskem's COGS was R$32.2 billion, increasing 12% from 2011, reflecting the higher volume of resin and basic petrochemical sales and the 17% U.S. dollar appreciation between the periods, which generated a negative impact of R$4,478 million.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. In 2014, the average price of ARA naphtha, which is the reference for the imported naphtha, was US$836/ton, down 7% from the average price in 2013. In 2013, the average price of ARA naphtha, the direct price reference for naphtha imports, was US$903/ton, down 4% from the average price in 2012. The average price of ARA naphtha in 2012 was US$936/ton, practically in line with the average recorded in 2011.

Regarding the average gas price in 2014, the Mont Belvieu reference prices for ethane and propane increased by 3% and 4%, to US$27 cts/gal (US$199/ton) and US$104 cts/gal (US$544/ton), respectively. The price increases observed in early 2014 due to the rigorous winter in the United States were partially offset by higher supply in the second half of the year and subsequent price declines. In 2013, the Mont Belvieu price reference for ethane fell 35% from 2012 to US$ 26 cts/gal (US$193/t), reflecting the product's higher supply in the U.S. market. Meanwhile, for propane, the Mont Belvieu price reference ended 2013 at US$ 100 cts/gal (US$523/t), or stable compared to the previous year. In 2012, ethane and propane decreased by 48% and 31% from 2011 to US$40 cts/gal (US$295/ton) and US$100 cts/gal (US$523/ton), respectively, affected by the higher supply of these products.

The USG price reference for propylene averaged US$1,563/ton, up 3% on 2013, influenced by the limited product supply in the region at the beginning of the year (scheduled shutdowns).  In 2013, the USG price reference averaged US$1,515/t in 2013, up 14%, influenced by the higher number of shutdowns in the period. In 2012 was US$1,332/t, or 20% lower, reflecting the higher capacity utilization rates at U.S. refineries.

In 2014, Selling, General and Administrative expenses amounted to R$2.5 billion, increasing 14% on the previous year. In 2013, Selling, General and Administrative expenses came to R$2.2 billion, virtually in line with 2012, reflecting Braskem’s efforts to manage its costs. In 2012, Selling, General and Administrative (SG&A) expenses increased 13% from 2011.

In 2014, Selling Expenses were R$1.2 billion, up 15% on the prior year. The result was primarily influenced by the higher expenses related to exports, such as storage and demurrage, due to higher sales volume; as well as by the Company’s conservative strategy for granting credit in the chain. In 2013, selling expenses came to R$1.0 billion, nearly 1.0% higher than in 2012, influenced by the sales mix. In 2012, selling expenses were R$968 million, increasing 21% from 2011 (R$765 million), driven by (i) the higher sales volume and resulting increase in distribution and storage expenses; and (ii) the consolidation of the PP assets in the United States and Europe acquired in late 2011.

General and Administrative Expenses were R$1.3 billion, or 13% higher than in 2013, explained by (i) higher payroll expenses related to the wage adjustments granted under the collective bargaining agreement and to the price adjustment in the health insurance policy; and (ii) sporadic expenses with institutional marketing, advertising materials and third-party services. In 2013, General and Administrative Expenses were R$1.2 billion, or 1.4% higher than in 2012. In 2012, General and Administrative Expenses were R$1.1 billion, or 7% higher than the R$1.0 billion in 2011. The main factors were (i) the restructuring of Braskem Europe due to the acquisition of the PP assets, as projected at the time of the acquisition; (ii) nonrecurring expenses with advertising, such as sponsorship of the Rio+20 Earth Summit and the campaign to commemorate Braskem's 10th anniversary; and (iii) the increase in personnel expenses (under the collective bargaining agreement) at the end of 2012 and applied retroactively to September at the Alagoas, Bahia and Rio de Janeiro units.

In 2014, Braskem’s consolidated EBITDA was R$5.6 billion or US$2.4 billion, increasing 17% and 8%, respectively. The main factors influencing this performance were the recovery in petrochemical spreads in international markets and the 9% depreciation in the Brazilian real. The result also reflects (i) the positive nonrecurring impact of R$277 million from the divestment of a non-strategic asset; and (ii) the net positive impact of R$72 million (explained below) related to additional inclusions and the full settlement of the outstanding tax installments under Federal Law 11,941/09 (Refis tax amnesty program); which were partially offset by (iii) the additional R$65 million provision for the Petros Plans; and (iv) the R$66 million negative impact from the fair value adjustment of inventory at the USA and Europe business unit to reflect the sharp decline in propylene and PP prices in international markets.

In 2013, Braskem’s consolidated EBITDA was R$4.8 billion, up 22% from 2012, with EBITDA margin excluding naphtha resales of 12.3%. In U.S. dollar terms, EBITDA increased 11% to US$2.2 billion. The main factors contributing to this performance were: (i) the higher volume of basic petrochemicals and the better sales mix of thermoplastic resins; (ii) the recovery in thermoplastic resin and basic petrochemical spreads in the international market, which increased 28% and 12%, respectively; (iii) the reduction in PIS and COFINS tax rates for raw material purchases, as mentioned earlier. These factors offset the recognition of the nonrecurring expense of R$49 million related to the recognition of a labor claim involving the payment of overtime in the industrial operations, which impacted the 4Q13 result. Excluding the nonrecurring effects in 2012 and 2013, Braskem’s EBITDA in 2013 grew 57% in Brazilian real and 43% in U.S. dollar.

In 2012, Braskem’s consolidated EBITDA stood at R$4.0 billion, up 6% from 2011, with EBITDA margin excluding naphtha resale of 11.9%. In U.S. dollar, EBITDA was US$2.0 billion, down 11% from 2011. The growth in sales volume was insufficient to fully offset the lower spreads in thermoplastic resins (65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)) and basic petrochemicals  (80% ethylene and propylene, 20% BTX – base Europe), following the international market trend, which decreased between the periods by 21% and 7%, respectively. However, faced by this scenario of contraction caused by the global crisis, the Company diligently pursued additional result by: (i) receiving R$264 million from the adjustment and recognition of compensation for the suspension of the propylene supply for the Marcus Hook plant (US$130 million);  (ii) recognizing a positive impact of R$80 million from the prepayment of tax installments under the Refis tax amnesty program in 2Q12; (iii) divesting non-core assets (Water Treatment Unit and its stake in Cetrel), which boosted the result by R$409 million; and (iv) the railcars sales at Braskem America, which generated a gain of R$107 million, along with the standardization of leasing practices for such assets that brought economic advantages. Excluding these nonrecurring effects, Braskem’s EBITDA was R$3.1 billion, with ex-resale EBITDA margin of 9.3%, down 17% from R$3.7 billion in 2011, strongly affected by the retraction of the international spreads.

In 2014, the net financial result was an expense of R$2,391 million, compared to the expense of R$1,776 million in the prior year.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), and any change in the exchange rate has an impact on the accounting financial result. On December 31, 2014, this exposure was formed: (i) in the operations, by 59% of suppliers, which were partially offset by 78% of accounts receivables; and (ii) in the capital structure, by 74% of net debt. Since the Company’s operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its result, decided, on October 1st, to designate the liabilities related to the financing of the Mexico project, which adopts a project finance model, as hedge for its future sales.

As a result, the exchange variation arising from liabilities related to the project is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the dollar impact on its liabilities and sales. On December 31, 2014, the liabilities associated with the project amounted to US$2,879 million.

In this context, in 2014, the effect from the 13% U.S. dollar  appreciation on the consolidated net exposure of liabilities not designated as hedge accounting generated a negative impact on the financial result of R$85 million.

Excluding the effects from exchange and monetary variation, the net financial result in 2014 was an expense of R$2,060 million, increasing R$298 million from the prior year, which is mainly explained by (i) the increase in the line “interest expenses,” reflecting the impact from exchange variation on the calculation of interest payable on dollar-denominated debt and the extraordinary expense of R$43 million related to the reopening of the program to renegotiate federal taxes (Refis) in 3Q14;  and (ii) the restatement of the provision for the Petros Plans, which impacted the line “net interest on fiscal provisions,” in the amount of R$77 million; which were partially offset by (iii) the gain of R$16 million from the prepayment in full of tax liabilities under the Refis program.

In 2013, the net financial result was an expense of R$1,776 million, compared to the expense of R$3,394 million in the prior year.

On December 31, 2013, this exposure was composed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 75% of net debt. Since the Company’s operating cash flow is heavily linked to the U.S. dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports, in compliance with accounting standards IAS 39 and CPC 38.

As a result, the exchange variation from these liabilities, which amount to US$6,757 million, is temporarily recorded under shareholders’ equity and transferred to the profit or loss only when such exports occur, which enables the simultaneous recognition of the currency’s impact on both liabilities and exports.

In 2013, the effect from the 15% appreciation in the U.S. dollar on the net exposure of liabilities not designated as hedge accounting generated a positive impact on the financial result of R$255 million.

It is important to mention that in both cases this effect has no immediate impact on the Company’s cash position, since the amount represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring only upon the maturity of the debt, which has an average term of 15.5 years (up from 14.8 years). The portion of debt denominated in U.S. dollar has an average term of 20.7 years.

If hedge accounting had not been adopted, exchange variation would have generated a negative impact on the net financial result of R$2.0 billion and Braskem would have recorded a net loss of R$1.0 billion in 2013.

Excluding the effects from exchange and monetary variation, the net financial result in 2013 was an expense of R$1,755 million, increasing R$274 million from the prior year, which is mainly explained by: (i) the increase in interest expenses, reflecting the hike in the Selic basic interest rate, which is the main indexer for BRL-denominated debt; (ii) the restatement of lawsuits related to participation in the Special Installment Program (PEP) of the state of São Paulo; and (iii) the application of the accounting rule for adjustment to present value due to the change in the payment term for raw materials acquired in the domestic market to 90 days as of 2Q12.

In 2012, the net financial result was an expense of R$3,372 million, compared to the expense of R$2,787 million in the prior year. This variation is mainly explained by the appreciation in the U.S. dollar against the Brazilian real of 9% in the period, which generated a net negative impact on the result of R$1,675 million. At December 31, 2012, the USD/BRL Exchange rate was R$2.0435/US$1.00.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the book financial result. On December 31, 2012, this exposure was composed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 69% of net debt. Since its operating cash flow is heavily dollarized, maintaining this level of net exposure of its liabilities to the dollar complies with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate and approximately 80% of its costs are also pegged to this currency.

It is important to bear in mind that the negative foreign exchange impact of R$1,675 million in 2012 does not have a direct cash impact in the short term. This amount represents exchange variation accounting impacts, especially on the Company’s debt, with any expenditure occurring only upon the maturity of the debt, which has a total average term of 15 years. The portion of debt denominated in U.S. dollar has an average term of 20 years.

Excluding the effects of foreign exchange and monetary variation, the financial result in 2012 was an expense of R$1,463 million, increasing R$149 million from the net expense in the prior year, which mainly reflects the application of the change in the feedstock payment term in the domestic market.

In 2014, Braskem recorded net income of R$726 million, which benefitted from the improvement in its operating performance and from the divestment of non-strategic assets. Another important factor was the adoption of hedge accounting, which better translates the effects on the results of exchange variation on dollar-denominated liabilities.

In 2013, Braskem recorded net income of R$507 million, which benefitted from the improvement in its operating performance. As mentioned above, to better reflect the effects of exchange variation on the profit and loss, Braskem adopted hedge accounting as of May 1. If the Company had not adopted this practice, it would have registered a net loss of R$1.0 billion.

In 2012, Braskem recorded a net loss of R$738 million. The result was affected by the financial expense of R$3,372 million that in turn was affected by local-currency depreciation, which fully offset operating income in the period.

10.3 Officer’s comments on the material effects that certain events have caused or are expected to cause on the Company’s financial statements and its results

(a) Comments on the material effects that the introduction or disposal of operating segments have caused or may cause on the Company’s financial statements and its results.

 In 2014, the Company did not introduce or dispose of any operating segment that has caused or is expected to cause material effects on its financial statements and results. As a result of the decision to maintain the investments in chemical distribution, which are formed by the assets related to Quantiq, Braskem’s consolidated results reflect the consolidation of its result in 2013 and the restatement of the quarterly and annual financial statements for 2012.

(b) Comments on the material effects that the constitution, acquisition or disposal of equity interest have caused or may cause on the Company’s financial statements and its results

In 2014, the Company concluded the sale of its subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) to Odebrecht Ambiental (“AO”) for R$315 million, which generated a R$277 million gain in its results.

(c) Comments on the material effects that unusual events or transactions caused or may cause to the Company’s financial statements and its results

In 2014, the following non-recurring transactions impacted Braskem’s financial statements:

  income from the sale of Distribuidora de Águas Triunfo in the amount of R$277,338 thousand;
  income from the recognition of credits from subsidiaries used to settle installments, in the amount of R$98,263 thousand;
  depreciation and maintenance of idled plants, generating an expense of R$119,834 thousand.

In 2013, the following non-recurring transactions impacted Braskem’s financial statements:

  depreciation and maintenance of idled plants, the provision for remedying environmental damages and inventory adjustments, in the amount of R$203,207 thousand;
  income of R$25,063 thousand from reduction in the balance of installments under Federal Law 11,941/09.

In 2012, the following non-recurring transactions impacted Braskem’s financial statements:

•       gain from damages received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962 thousand;

•       gain from the reduction in the balance of the tax renegotiation program under Federal Law 11,941/09 in the amount of R$80,496 thousand;

•       gain from the sale of rail cars by the subsidiary Braskem America in the amount of R$106,979 thousand.

10.4 Officer’s comments on accounting issues

(a) Comments on relevant changes in accounting practices

There were no significant changes in the accounting practices used adopted in 2014 in relation to 2013.

(b) Comments on the relevant effects of the changes in accounting practices

There were no significant changes in the accounting practices used adopted in 2014 in relation to 2013.

(c) Comments on qualifications and emphasis in the auditor’s opinion.

Qualified opinion:

There were no qualifications in the report of the independent auditors for the fiscal years 2014, 2013 and 2012.

Emphasis of matter:

2014

There are no emphasis of matter paragraphs in the independent auditors’ report for fiscal year 2014.

2013 and 2012

The emphasis of matter paragraph in the report of the independent auditors for the fiscal years 2013 and 2012 refers to the individual financial statements prepared in accordance with the accounting practices adopted in Brazil. In the case of Braskem S.A., these practices differ from the IFRS with regard to the assessment of investments in subsidiaries, jointly-controlled subsidiaries and associates. In the financial statements, these investments are assessed by the equity method, whereas under IFRS this valuation is made using the cost or fair value method.

10.5 Identification and comments on critical accounting policies adopted by the Company, specially exploring accounting estimates made by the administration with respect to uncertain and material matters for the description of the financial situation and of the results, which require subjective and complex judgments, such as: provisions, contingencies, revenue acknowledgement, tax credits, long term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing assets recovery and financial instruments.

Critical estimates and judgments

1.                  Deferred income tax and social contribution

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the Business Plan, which is submitted for approval of the Board of Directors. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, price of raw materials, gross domestic product, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, historical performance of the Company and its capacity to generate taxable income, internal programs focused on operational efficiency, and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

2.                  Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

3.                  Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

		(%)
	2014	2013
Buildings and Improvements	3,38	3,42
Machines, equipment and facilities	7,29	7,23
Mines and wells	8,83	8,96
Furnitures	10,82	10,28
IT equipment	20,15	21,21
Laboratory equipment	9,59	9,30
Security equipment	9,79	9,83
Vehicles	19,91	20,02
Others	18,19	15,86

4.                  Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the accounting balance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the likelihood of scenarios that could adversely affect its cash flow and consequent recovery of investments made in these assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant aspects include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate significant risk to cash flows, the Management of Braskem will conduct impairment tests in accordance with Note 3.4(b).

The assets are allocated to the Cash Generating Units (“CGU”) as follows:

Basic petrochemicals operating segment:

•                CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•                CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•                CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins operating segment:

•                    CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•                    CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•                    CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•                    CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

International businesses operating segment:

•                    CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•                    CGU Polypropylene Europe: represented by assets of PP plants located in Germany;

Chemical Distribution operating segment:

•                    represented by assets of the subsidiaries Quantiq and IQAG.

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to cash flow, the tests also adopt a discount rate based on the weighted average cost of capital (WACC). This rate, discounted by inflation, is the perpetuity rate, without real growth.

The goodwill allocated to the Polyolefins operating segment (Note 13) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the UNIB Sul CGU and to the Vinyls operating segment (Note 13).

5.                  Provisions and contingent liabilities

Existing contingent liabilities and provisions are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)                 labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)                tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)              other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 23). In business combination transactions, in accordance with the provision in CPC 15 and IFRS 3, the Company records the fair value of the claims based on the assessment of loss (Note 20). The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

6.                  Hedge accounting

The Parent Company designated foreign-denominated liabilities (financing and trade accounts payable) to hedge future exports. The transaction involves two main critical estimates and judgments: sales and the refinancing, rollover or substitution of the designated liabilities. In the case of exports, these are provided for in the Business Plan of the Company (Note 3.1), since they constitute part of its strategy and are inherent to its business. This is confirmed by the historical data series for exports. In the case of liabilities, the Parent Company imports around 30% of the naphtha it consumes and has in the export market a permanent source for financing its projects to expand and maintain its production capacity. The maintenance of a minimum level of net liabilities in U.S. dollar is provided for in the Financial Policy of the Company.

Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate are included in the project that was presented to the banks/lenders, which verified the consistency of the projection and in turn granted Braskem Idesa a financing line to be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

10.6 – Internal controls related to the preparation of financial statements – Level of efficiency and deficiencies and recommendations in the auditor’s report.

(a) Comments on the efficiency of internal controls indicating any imperfections and the corrective measures taken.

The Management of the Company, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), is responsible for establishing and maintaining adequate internal controls related to the financial statements, as defined in the article 13a-15 (f) of the Exchange Act of the United States of America (“Exchange Act”).

The internal controls of a company related to the financial statements are processes developed to provide reasonable comfort regarding the reliability and preparation of the financial statements for disclosure purposes, according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The internal controls of the Company over its financial statements include the policies and procedures that (i) are related to the maintenance of the records that, in reasonable detail, reflect precisely and adequately the transactions and destination of the assets of the Company, (ii) provide reasonable comfort that the transactions are recorded as necessary to enable the adequate disclosure of the financial statements in accordance with IFRS, and that the receipts and payments of the Company are made solely in accordance with the permissions given by the Management and Directors of the Company, and (iii) provide reasonable comfort regarding timely prevention or detection of the unauthorized acquisition, use or destination of the assets of the Company, which could have a relevant effect on the financial statements.

Due to their inherent limitations, internal controls over financial statements may neither prevent nor detect errors. Similarly, projections of an assessment of the efficiency of the internal control for future periods are subject to the risk that these controls may became inadequate due to changes in the conditions, or that the level of adherence to the policies and procedures will deteriorate.

The Management of the Company assessed the effectiveness of the internal controls of the Company over the financial statements at December 31, 2014, according to the criteria established in the rule Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013, and, based on these criteria, the Management of the Company concluded that, as of December 31, 2014, the internal controls of the Company over the financial statements were effective.

(b) Comments on deficiencies and recommendations regarding internal controls contained in the report of the independent auditors.

The Company’s officers are not aware of any facts or aspects that indicate the presence of significant deficiencies or material weakness in the internal controls for the disclosure of the financial statements.

10.7 Officer’s comments on any public offering of securities

In fiscal years 2014, 2013 and 2012, the Company did not carry out any offers for the public distribution of securities.

10.8 Important items not stated in the Company’s financial statements (off-balance-sheet items)

There are no relevant items that are not reflected in the financial statements of the Company.

10.9 Information regarding items not stated in the financial statements indicated in item 10.8

As indicated in item 10.8 in this Form, there are no relevant items that are not reflected in the financial statements of the Company.

10.10 Major elements in the Company’s business plan

(a) Elements in the Company’s business plan related to investments and divestitures forecast and underway

Investment and divestment decisions taken by the Company are based on prioritizing projects that not only provide returns above their cost of capital, but that also generate high paybacks and are aligned with the business strategy of the Company.

Investments

Braskem, as part of its medium- and long-term growth plan and in line with its strategy to diversify its energy matrix and increase its competitiveness by gaining access to feedstocks at competitive conditions, installed certain projects, which include:

▪  Mexico Project

In line with its strategy to expand internationally and gain access to competitive feedstock, the integrated project in Mexico of Braskem and IDESA, which hold stakes of 75% and 25%, respectively, continued to advance, with the project reaching 88% of physical completion at the end of 2014.

The engineering and procurement activities were practically finalized, with all of the main equipment and materials already delivered to the site. At the end of 2014, the number of construction workers reached a maximum of 17,000. Around 620 people have already been hired to run the future industrial operation.

Located in the Mexican state of Veracruz, the Ethylene XXI Project involves the annual production of 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on a supply agreement with PEMEX-Gás for the delivery of 66,000 barrels/day for 20 years, using Mont Belvieu price as reference.

Progress continued to be made on the pre-marketing activities, with the client portfolio of subsidiary Braskem-Idesa already totaling 320 clients (approximately 80% of which are active).

Total investment in 2014 amounted to US$4.2 billion, of which (i) US$2.9 billion was structured under a project finance model; and (ii) US$1.3 billion was via disbursements by the controlling shareholders.

▪  ASCENT

Attentive to the opportunities created by the feedstock availability in North America, progress continued to be made on the feasibility studies for the Appalachian Shale Cracker Enterprise (Ascent), a project for the integrated production of polyethylene. However, given the recent developments in world energy markets, new scenarios are being incorporated into the project analysis.

▪  Comperj Petrochemical Project

The Company informs that it has completed the studies and the most attractive alternative is the project to expand existing production at the Duque de Caxias site in the state of Rio de Janeiro.  At this point in time, any move to advance the project will depend on obtaining a long-term feedstock supply agreement with Petrobras. Braskem continues to work to ensure the feasibility of this project of strategic importance.

▪  Other projects under development

In July 2014, Braskem announced a project to produce ultra-high molecular weight polyethylene at its unit in La Porte, Texas (USA). Known commercially as UTEC, the resin was developed using 100% Brazilian technology and has applications across a wide range of industries.

In line with the commitment to its Clients and to the development of Brazil's plastics chain, Braskem invested in one of its plants in the state of Bahia to expand its annual production capacity of linear low density polyethylene (LLDPE) to 120 kton. To increase its production, Braskem converted one of its polyethylene production lines to offer a resin that incorporates a more modern technology for plastic film manufacturers. Of the total production, which began it operations in January 2015, 100 kton will be of products in the Braskem Flexus® family, the brand of Braskem’s metallocene-based polyethylenes.

Braskem also has other projects in less advanced stages of development in Brazil as well as in other Latin America countries, such as Peru.

Sources of financing for investments

The Company strives to meet its investments plan, prioritizing credit lines contracted with official agents (including financial institutions of support), both national and international (such as those described in item 10.1(f) of this Form in sub-item “loans with BNDES to support development”), since in general these agents offer more favorable terms for the Company.

Investments that cannot be financed by these sources will be financed by (i) cash flow from the Company's operating activities, or by (ii) other sources such as loans and financing (such as those described in all sub-items of item 10.1(f) of this Form).

Election of the Board of Directors and the Fiscal Council

(required by article 10 of ICVM nº 481 – items 12.5 to 12.10 of the Reference Form)

12.5 - If it exists, describe the arbitration clause included in the bylaws for the resolution of conflicts among shareholders and between them and the issuer through arbitration

There is no arbitration clause included in the Company's Bylaws.

12.6 / 8 Composition and professional experience of Directors and Fiscal Council 12.9 Family relations

Name	Individual Taxpayers' Register (CPF) Number	Date of Birth	Profession	Elected office appointed	Other positions and duties exercised at the issuer	Existence of spousal relationship, stable union or second degree family relation	Independent member	number of consecutive terms of office	percentage of participation in meetings held in 2014
BOARD OF DIRECTORS
MAURICIO ROBERTO DE CARVALHO FERRO	371.505.961-34	April 4, 1966	Attorney	appointed as a full member of the Board of Directors by the controlling shareholder	n/a	Mauricio is the brother-in-law of Marcelo Odebrecht, who is a member of the Board of Directors of the issuer, director of Odbinv. S.A. and Director of Odebrecht S.A. Mauricio is the son-in-law of Emilio Odebrecht, who is a member of the Board of Directors of Odebrecht S.A.	no	this is the first term of office	12.5%

Mr. Maurício Ferro has occupied the position of legal individual responsible of Odebrecht S.A. since December of 2013 and was the Director of Braskem between 2001 and 2013. He held the position of alternate member of the Board of Directors of Politeno Indústria e Comércio S.A. ("Politeno") between February 2002 and April 2003 and the position of Vice-Chairman of the Board of Directors of Politeno between April 2003 and April 2005. He was also member of the Board of Directors of Trikem from 2003 to 2004; an alternate member of the Board of Directors of Nitrocarbono S.A. ("Nitrocarbono"); and member of the Board of Directors of Polialden Petroquímica S.A. ("Polialden"), between 2001 and 2006, when said company was merged by the Company. Mr. Mauricio Ferro does not currently occupy an administrative position in any organization in the third sector. Mr. Maurício Ferro has a degree in Law from the Pontifical Catholic University of Rio de Janeiro and a Master's degree from the University of London and from the London School of Economics. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

ALDEMIR BENDINE	043.980.408-62	December 10, 1963	Business Administrator	appointed as a full member of the Board of Directors by minority common shareholder	n/a	n/a	no	this is the first term of office	n/a

Mr. Aldemir Bendine is currently the President of Petróleo Brasileiro S.A. – PETROBRAS. He previously held various positions at Banco do Brasil S.A., between 1978 and 2015, among which included acting as President of Banco do Brasil S/A between April of 2009 and February of 2015. Mr. Aldemir Bendine holds a degree in Business Administration and an MBA in Finance and General Education for High Executives, has worked as Vice-President of Cards and New Retail Business and also occupied the positions of Vice-President of Retail and Distribution, Executive Secretary to the Executive Council, Executive Manager of the Executive Board for Retail and Branch Manager. During this same period, he also occupied the positions of Executive Director of the Brazilian Federation of Banks (Febraban), Managing Director of the Brazilian Association of Card and Service Companies (Abecs), Chairman of the Board of Directors of CBSS (Visa Vale), Chief Executive Officer of BB Administradora de Cartões and BB Administradora de Consórcios; member of the Management Board of Banco Patagonia and board member serving companies of the Mapfre-BB insurance group. Mr. Aldemir Bendine does not currently occupy an administrative position in any organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

JORGE CELESTINO RAMOS	671.741.917-20	October 11, 1956	Chemical Engineer	appointed as a full member of the Board of Directors by minority common shareholder	n/a	n/a	no	this is the first term of office	n/a

Jorge Celestino has a degree in chemical engineering from the State University of Rio de Janeiro (UERJ) and a degree in petroleum processing engineering from CENPRO, with a specialization course in ethanol production technology from COPPE/UFRJ and an MBA in Administration and Marketing. Mr. Jorge Celestino has worked at Petrobras for 32 years, where he has already occupied various management positions in the area of Supply and in Petrobras Distribuidora. He currently occupies the position of Director of Supply at Petrobras, but has also previously held the following positions: Executive Manager of Logistics for the Supply Office of the Petrobras Distributor – BR; Executive Manager of Operations; Marketing Manager for Industry and Thermals and Regional East Consumer Manager. Mr. Jorge Celestino does not currently occupy an administrative position in any organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity .

IVAN DE SOUZA MONTEIRO	667.444.077-91	November 15, 1960	Electronics and Telecommunications Engineer	appointed as a full member of the Board of Directors by minority common shareholder	n/a	n/a	no	this is the first term of office	n/a

Mr. Ivan Monteiro currently occupies the position of Financial and Investor Relations Director of Petrobras. However, he previously occupied the position of Vice-President of Financial Management and Investor Relations of Banco do Brasil S.A. from February 2012 until February 2015. Prior to holding this position, he worked as the Vice-President of Finance, Capital Markets and Investor Relations from June 2009 until February 2012. He was also a full member of the Board of Directors of Banco Votorantim Participações S.A between September 2009 and February 2015, as well as a full member of the Board of Directors of Ultrapar Participações S.A. from March 2013 to February 2015. Other notable positions held by Mr. Ivan Monteiro are as follows: Director Vice-President of BB Banco de Investimentos S.A. (from February/2012 to February/2015); Director Vice-President of BB ELO Cartões Participações S.A. (from January/2012 to February/2015); member of the Deliberation Council of the Banco do Brasil Employee Pension Fund (Caixa de Previdência dos Funcionários do Banco do Brasil - Previ) (from June/2009 to June/2014); full member of the Board of Directors of CPFL Energia (from April/2011 to March/2013); Director President of BB Banco de Investimentos S.A. (from June/2009 to February/2012) and Commercial Director of Banco do Brasil S.A (from May/2009 to June/2009). He has a degree in Electronics and Telecommunications Engineering from INATEL-MG, with an MBA in Finance and Management. Mr. Ivan Monteiro does not currently occupy an administrative position in any organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any pr+A16ofessional or commercial activity.

LAURA LOPES DE OLIVEIRA	633.109.107-68	October 1, 1959	Chemical Engineer	appointed as an alternate member of the Board of Directors by minority common shareholder	n/a	n/a	no	this is the first term of office	n/a

Mrs. Laura Lopes de Oliveira has currently holds the position of Petrochemical Projects Manager at Petrobras since August 2014. Prior to this, she worked as General Manager for the Development of the COMPERJ Project, from December 2012 to August 2014. She also performed the activities of First Generation Petrochemical Process Manager at the COMPERJ companies, from 2010 to December 2012. Mrs. Laura Lopes de Oliveira does not currently occupy an administrative position in any organization in the third sector. The board member represents that she is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made her ineligible to exercise any professional or commercial activity .

ROBERTO PRISCO PARAÍSO RAMOS	276.481.507-78	December 21, 1946	Mechanical Engineer	appointed as an alternate member of the Board of Directors by the controlling shareholder	n/a	n/a	no	this is the first term of office	n/a

Mr. Roberto Prisco Paraíso Ramos graduated with a degree in Mechanical Engineering from the Federal University of Rio de Janeiro in 1971, and also participated in the Program for Administrative Development at Harvard University in 1982. Since July 2014 he has worked as the Senior Consultant and Director Responsible for Exploration and Production Projects of Odebrecht Óleo e Gás. He began working with the Odebrecht Organization in May 1995 and held various executive and board of directors' positions, and is currently member of the Board of Directors of Braskem IDESA S.A. (México), Chairman of the Board for Odebrecht Defesa e Tecnologia and Chairman of the Board of Enseada Indústria Naval. From 2003 to 2004 and from 2005 to 2006 he was the Chairman of the Board of Petroflex S.A. Mr. Roberto Ramos previously held the position of Executive Vice-President of Braskem (from August 2002 to December 2010) and that of Chief Executive Officer of Odebrecht Óleo e Gás (from 1998 to 2002 and from November 2010 to July 2014). He was also the Financial Director of Tenenge Holdings (London) and Director and Vice-President of North Sea Production Company (Aberdeen). From September 1992 to April 1995, he was the Chief Financial Officer of the Focchi Group in Bologna, Italy. From 1971 to 1992, he worked for Montreal Engenharia S.A. (Brazil). Except for the position as member of the Board of Directors held in the Company, Mr. Roberto Ramos does not occupy an administrative position in any other publicly-held company. In addition, he also holds the position of Chairman of the American Chamber of Commerce in Rio de Janeiro. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

LUCIANO DEQUECH	280.029.928-22	November 7, 1975	Attorney	appointed as an alternate member of the Board of Directors by the controlling shareholder	n/a	n/a	no	this is the first term of office	n/a

Mr. Luciano Dequech has been the Legal Director of Odebrecht Agroindustrial S.A. since 2007. He previously held the position of Legal Director of Totvs S.A. from 2006 to 2007; legal manager of Braskem S.A. from 2003 to 2006; and attorney and intern for the law firm of Pinheiro Neto Advogados from 2003 to 2009. Mr. Luciano Dequech gas a degree in Law from the University of São Paulo and obtained a Master's degree in Civil Law from the same institution, in addition to obtaining an LL.M degree in Corporate Law from Insper, in São Paulo, and completing a specialization course in Consumption Relations Law from the Pontifical Catholic University of São Paulo. Mr. Luciano Dequech does not occupy any administrative position in any other publicly-held company or organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity .

FISCAL BOARD
ALUIZIO DA ROCHA COELHO NETO	031.525.087-94	October 16, 1972	Accountant	appointed as a full member of the Fiscal Board by the controlling shareholder	n/a	n/a	no	the appointment is for the 6th term of office	100%

Mr. Aluízio Rocha is currently the Individual Responsible for the Treasury of Construtora Norberto Odebrecht S.A. (“CNO”), having previously been the head of the Corporate Controllership department and the International Tax Planning department of the referred company, a company that also indirectly holds ownership interest greater than 5% in the same type or class of securities of the Company. Mr. Aluízio was a member of the Fiscal Board of BRK Investimentos Petroquímicos S.A. (“BRK”), the direct controlling company of the Company. From 2002 to 2008, Mr. Aluízio Rocha worked in the tax department of the Company, having occupied the position of Tax Planning Manager. He previously worked for 9 years at PricewaterhouseCoopers. Except for the position of member of the Fiscal Board of the Company during the year of 2010, Mr. Aluízio Rocha does not currently occupy any administrative position in any other publicly-held company, or in any organization in the third sector. Mr. Aluízio Rocha has a degree in Accounting Sciences from the Federal University of Espírito Santo and an MBA in controllership from USP/FIPECAFI. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him/her ineligible to exercise any professional or commercial activity.

ISMAEL CAMPOS DE ABREU	075.434.415-00	August 14, 1955	Accountant	appointed as a full member of the Fiscal Board by the controlling shareholder	n/a	n/a	no	the appointment is for the13th term of office	100%

Mr. Ismael Abreu has worked as the Director of Kieppe Participações e Administração Ltda. since April 2011, a company that indirectly holds ownership interest greater than 5% in the same type or class of securities of the Company. Between 1995 and March 2011, he worked as controller at Odebrecht S.A. (“Odebrecht”), a company that indirectly holds ownership interest greater than 5% in the same type or class of securities of the Company. He was also a member of the Fiscal Board of BRK, the direct controlling company of the Company. Between 1978 and 1985, he worked as Manager of the tax consulting division of PricewaterhouseCoopers; between 1986 and 1988, he worked as controller of Corrêa Ribeiro S.A. Comércio e Indústria; between 1989 and 1991, he worked as Manager of the consulting department of Arthur Andersen; and between 1992 and 1995, he was partner of Performance Auditoria e Consultoria. He was member of the Fiscal Board of Petroflex Indústria e Comércio S.A. (“Petroflex”) until the sale of the ownership interest held by the Company in Petroflex in April 2008. Between March 2006 and March 2008, he worked as member of the Fiscal Board of Companhia Petroquímica do Sul – Copesul (“Copesul”). Except for the position of member of the Fiscal Board of the Company, since April 2003, and the positions mentioned above, Mr. Ismael Abreu does not occupy any administrative position in any other publicly-held company or organization in the third sector. Mr. Ismael Abreu has a degree in Accounting from the Visconde de Cairú Foundation and a Master's degree in Economic Engineering from the Interamerican Development Center. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

TATIANA MACEDO COSTA REGO TOURINHO	951.929.135-00	April 28, 1978	Manager	appointed as an alternate member of the Fiscal Board by the controlling shareholder	n/a	n/a	no	the appointment is for the 2nd term of office	0%

Mrs. Tatiana Tourinho is currently the Individual Responsible for the Controllership of Construtora Norberto Odebrecht S.A. (“CNO”), having previously worked as the head of the Tax Planning department of the referred company, a company that indirectly holds ownership interest greater than 5% in the same type or class of securities of the Company. From the year 2000 to April 2007, Mrs. Tatiana Tourinho worked in the tax department of VIVO S/A, having occupied the position of Manager of the Tax Planning Division. She previously worked for 2 years at Arthur Andersen. Mrs. Tatiana was an alternate member of the Fiscal Board of BRK Investimentos Petroquímicos S.A. (“BRK”), the company that directly controlled this Company. Except for the position of alternate member of the Fiscal Board of the Company during the years of 2010 and 2011, Mrs. Tatiana Tourinho does not currently occupy or has ever occupied an administrative position in any other publicly-held company. Mrs. Tatiana Tourinho has a degree in the Administration of Public and Private Companies from the Federal University of Bahia and an MBA in Management from IBMEC. The board member represents that she does not occupy any administrative position in any other publicly-held company or organization in the third sector. The board member represents that she is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made her ineligible to exercise any professional or commercial activity.

ANA PATRICIA SOARES NOGUEIRA	535.222.575-53	December 10, 1969	Attorney	appointed as an alternate member of the Fiscal Board by the controlling shareholder	n/a	n/a	no	the appointment is for the 6th term of office	0%

Mrs. Ana Patrícia is a partner at the law firm of Nogueira & Nogueira and a member of the Fiscal Board of Cetrel. She has a degree in Law from the Catholic University of Salvador and an MBA in Corporate Management from the Getúlio Vargas Foundation. She previously occupied the position of alternate member of the Fiscal Board of Politeno. Except for the position of alternate member of the Fiscal Board of the Company, Mrs. Ana Patrícia does not currently occupy any administrative position in any other publicly-held company, or organization in the third sector. The fiscal board member represents she is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made her ineligible to exercise any professional or commercial activity.

AFONSO CELSO FLORENTINO DE OLIVEIRA	874.220.506-91	February 24, 1972	Accountant	appointed as an alternate member of the Fiscal Board by the controlling shareholder	n/a	n/a	no	the appointment is for the 6th term of office	0%

Mr. Afonso Celso has currently held the position of Accounting Manager of ODB and CNO since March of 2008, companies which directly and indirectly hold ownership interest greater than 5% in the same type or class of securities of the Company. From July 1994 to February 2008, Mr. Afonso Celso worked at PricewaterhouseCoopers, exercising the position of Senior Manager. He is currently the Chairman of the Fiscal Board of Odebrecht Previdência - ODEPREV and a full member of the Fiscal Board of Odebrecht Realizações Imobiliárias e Participações S.A. He was an alternate member of the Fiscal Board of BRK, a direct controlling company of the Company. Mr. Afonso Celso does not currently occupy any administrative position in any publicly-held company or organization in the third sector. Mr. Afonso Celso has a degree in Accounting Sciences from the Federal University of Minas Gerais and an MBA from IBMEC Minas and from INSPER SP as well. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

MANOEL MOTA FONSECA	019.638.218-15	July 4, 1941	Attorney	appointed as a full member of the Fiscal Board by the controlling shareholder	n/a	n/a	no	the appointment is for the 14th term of office	100%

Mr. Manoel has been a partner at the law firm of Mota Fonseca e Advogados since 1998. He has a degree in Law from the University of São Paulo and a post-graduate degree in Tax Law from the Getúlio Vargas Foundation. He was the Tax Sector manager for the independent auditing companies Coopers & Lybrand (RJ), KPMG (RJ) and Price Waterhouse (Salvador-Ba). He was founding partner of Performance Consultoria Tributária e Empresarial S/C (Salvador-Ba). He currently occupies the position of full member of the Fiscal Boards of Braskem, of Companhia de Seguros Aliança da Bahia and of Kordsa Brasil S.A. Mr. Manoel does not currently occupy any administrative position in any other publicly-held company or organization in the third sector. The fiscal board member represents he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

MARCOS ANTONIO ZACARIAS	663.780.367-72	May 16, 1960	Accountant	appointed as a full member of the Fiscal Board by minority common shareholder	n/a	n/a	no	this is the first term of office	n/a

Mr. Marcos Zacarias has been General Manager of Financial Administration and Corporate Finance for Petrobras since 2006, subordinate to the Executive Management Office for Corporate Finance. In addition, he currently performs or previously performed the following duties in the Petrobras System: Chairman, Braspetro Oil Services Company – Brasoil (2003 up to the present date); Director, Petrobras International Braspetro BV – PIB BV (2005 up to the present date); Vice-Secretary, Petrobras Participaciones SL – PPSL (2005 up to the present date); Director, Drill Ship International BV – DSI BV (2010 up to the present date); Director, Petrobras Global Trading BV - PGT (2011 up to the present date); Director, Petrobras Global Finance BV – PGF (2012 up to the present date); fiscal board member, Petrobras Distribuidora S.A. - BR (2012 up to the present date); member of the board of directors, Belém Bioenergia Brasil S.A. (2013 up to the present date); Director, Petrobras Venezuela Investments & Services BV – PVIS BV (2006 up to the present date); Vice-Secretary, Petrobras de Valores Internacional de España SL – PEVIS (2010 up to the present date); member, Supervisory Board, Belem Bioenergy BV (2013/2014); Auditor, Belem Bioenergy B.V. (2010/2013); fiscal board member, Transpetro (2006/2011). Except for the position exercised at Petrobras, the board member represents he does not occupy any administrative position in any other publicly-held company or organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

HUBERT GEORG DEIERL	549.964.227-34	January 7, 1959	Mechanical Engineer	appointed as an alternate member of the Fiscal Board by minority common shareholder	n/a	n/a	no	this is the first term of office	n/a

Mr. Hubert has worked at the Sector Manager for Corporate Management at Petrobras since September of 2012. From 2006 to 2012 he worked as the Manager for International Financial Monitoring and Analysis and was responsible for the financial monitoring and analysis of the business conducted by the companies of Petrobras located abroad. In addition, he has worked on the following fiscal boards: INNOVA S.A.: as an alternate member of the fiscal board from March of 2013 to October of 2014; GASPETRO: full member of the fiscal board since March of 2013; TAG: alternate member of the fiscal board from March of 2011 to March of 2014; TBG: full member of the fiscal board from March of 2008 to March of 2013. Except for the position exercised at Petrobras, the board member represents he does not occupy any administrative position in any other publicly-held company or organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

LUIZ GONZAGA DO MONTE TEIXEIRA	263.201.427-15	June 22, 1953	Accountant	appointed as a full member of the Fiscal Board by minority common shareholder	n/a	n/a	no	the appointment is for the 2nd term of office	100%

Mr. Luiz Gonzaga has 25 years of professional experience in Accounting and Finance, having worked specifically in the areas of Accounting, Internal Controls, Trade and Taxes. He has worked at Petrobras in the following positions: General Accounting Manager for Subsidiaries and Controlled Companies: September 1, 2012 to September 22, 2014; General Manager of Accounting Support: April 1, 2006 to August 31, 2012. Mr. Luiz Gonzaga has also participated in the following Fiscal Boards: 2010 - Companhia Integrada Têxtil de Pernambuco (CITEPE); 2011 - Companhia Integrada Têxtil de Pernambuco (CITEPE); 2012 - Petroquímica SUAPE and Companhia Integrada Têxtil de Pernambuco (CITEPE); 2013 - Petroquímica SUAPE and Companhia Integrada Têxtil de Pernambuco (CITEPE) and 2014 – BraskemS/A. Except for the positions exercised at Petrobras and Braskem, the board member represents he does not occupy any administrative position in any other publicly-held company or organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

AMÓS DA SILVA CANCIO	991.201.867-20	August 30, 1972	Accountant	appointed as an alternate member of the Fiscal Board by minority common shareholder	n/a	n/a	no	this is the first term of office	n/a

Mr. Amós Cancio has worked at Petróleo Brasileiro S.A. starting in 2004 up to the present date, where he has occupied the position of Manager of Planning and Accounting Guidelines since August 2012. Prior to this he held the position of Accounting Coordinator for New Business, between April 2006 until July 2012. In the past 5 years he has notably been involved in duties involving the management of accounting processes entailing studies, analyses and implementation of new rules in the adherence to the business of the company, accounting consulting for operational and corporate restructuring, corporate acquisitions, investment and divestment projects. Except for the position exercised at Petrobras, the board member represents he does not occupy any administrative position in any other publicly-held company or organization in the third sector. The board member represents that he is not subject to: (a) any criminal conviction; (b) any adverse judgment in administrative proceedings by the Securities and Exchange Commission (CVM); and (c) any adverse judgment made final and non-appealable, within the legal or administrative sphere, which has suspended or made him ineligible to exercise any professional or commercial activity.

12.7 Professional information on the members of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable.

12.10 Relationship of subordination, provision of service or control among managers and subsidiaries, controlling shareholders and others:

Identification	Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number	Type of relationship of the Manager with the related person	Type of related person
Position/Duty
2014 Financial Year
Manager of the issuer	276.481.507-78	Subordination	Controlled Company
ROBERTO RAMOS
alternate member of the Board of Directors
Related Person	n/a
BRASKEM IDESA S.A.P.I.
Mr. Roberto Ramos is member of the Board of Directors of Braskem Idesa S.A.P.i.
Observation
Manager of the issuer	075.434.415-00	Subordination	Indirect Controlling Shareholder
ISMAEL CAMPOS DE ABREU
full member of the Fiscal Board
Related Person
ODBINV S.A.	15.105.588/0001-15
Mr. Ismael is member of the Fiscal Board of ODBINV S.A.
Observation
Manager of the issuer	371.505.961-34	Subordination	Indirect Controlling Shareholder
MAURICIO ROBERTO DE CARVALHO FERRO
full member of the Board of Directors
Related Person
ODEBRECHT S.A.	05.144.757/0001-72
Mr. Mauricio Ferro is Director of Odebrecht S.A.
Observation
Manager of the issuer	371.505.961-34	Subordination	Indirect Controlling Shareholder
MAURICIO ROBERTO DE CARVALHO FERRO
full member of the Board of Directors
Related Person
ODBINV S.A.	15.105.588/0001-15
Mr. Mauricio Ferro is Director of ODBINV S.A.
Manager of the issuer	663.780.367-72	Subordination	Supplier
MARCOS ANTONIO ZACARIAS
member of the Fiscal Board - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Marcos Zacarias is an employee of Petrobras.
Observation
Manager of the issuer	549.964.227-34	Subordination	Supplier
HUBERT GEORG DEIERL
member of the Fiscal Board - alternate
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Hubert Deierl is an employee of Petrobras.
Observation
Manager of the issuer	263.201.427-15	Subordination	Supplier
Luiz Gonzaga do Monte Teixeira
member of the Fiscal Board - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Luiz is an employee of Petrobras.
Observation
Manager of the issuer		Subordination	Indirect Controlling Shareholder
MANOEL MOTA FONSECA	019.638.218-15
full member of the Company's Fiscal Board
Related Person	15.105.588/0001-15
ODBINV S.A.
Mr. Manuel is alternate member of the fiscal board of ODBINV S.A.
Observation
Manager of the issuer	633.109.107-68	Subordination	Supplier
LAURA LOPES DE OLIVEIRA
member of the Board of Directors - alternate
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mrs. Laura is an employee of Petrobras.
Observation
Manager of the issuer	671.741.917-20	Subordination	Supplier
JORGE CELESTINO RAMOS
member of the Board of Directors - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Jorge Celestino is an employee of Petrobras.
Observation
2013 Financial Year
Manager of the issuer	075.434.415-00	Subordination	Indirect Controlling Shareholder
ISMAEL CAMPOS DE ABREU
full member of the Fiscal Board
Related Person
ODBINV S.A.	15.105.588/0001-15
Mr. Ismael is board member of ODBINV S.A.
Observation
Manager of the issuer	263.201.427-15	Subordination	Supplier
Luiz Gonzaga do Monte Teixeira
member of the Fiscal Board - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Luiz is an employee of Petrobras.
Observation
Manager of the issuer	663.780.367-72	Subordination	Supplier
MARCOS ANTONIO ZACARIAS
member of the Fiscal Board - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Marcos Zacarias is an employee of Petrobras.
Observation
Manager of the issuer	549.964.227-34	Subordination	Supplier
HUBERT GEORG DEIERL
member of the Fiscal Board - alternate
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Hubert Deierl is an employee of Petrobras.
Observation
Manager of the issuer	633.109.107-68	Subordination	Supplier
LAURA LOPES DE OLIVEIRA
member of the Board of Directors - alternate
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mrs. Laura is an employee of Petrobras.
Observation
Manager of the issuer	671.741.917-20	Subordination	Supplier
JORGE CELESTINO RAMOS
member of the Board of Directors - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Jorge Celestino is an employee of Petrobras.
Observation
2012 Financial Year
Manager of the issuer	263.201.427-15	Subordination	Supplier
Luiz Gonzaga do Monte Teixeira
member of the Fiscal Board - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Luiz is an employee of Petrobras.
Observation
Manager of the issuer		Subordination	Indirect Controlling Shareholder
MANOEL MOTA FONSECA	019.638.218-15
full member of the Company's Fiscal Board
Related Person	15.105.588/0001-15
ODBINV S.A.
Mr. Manuel is alternate member of the fiscal board of ODBINV S.A.
Observation
Manager of the issuer	663.780.367-72	Subordination	Supplier
MARCOS ANTONIO ZACARIAS
member of the Fiscal Board - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Marcos Zacarias is an employee of Petrobras.
Observation
Manager of the issuer	633.109.107-68	Subordination	Supplier
LAURA LOPES DE OLIVEIRA
member of the Board of Directors - alternate
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mrs. Laura is an employee of Petrobras.
Observation
Manager of the issuer	671.741.917-20	Subordination	Supplier
JORGE CELESTINO RAMOS
member of the Board of Directors - full member
Related Person
Petroleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Mr. Jorge Celestino is an employee of Petrobras.
Observation

Proposal for Remuneration of Managers

(Required by article 12, of ICVM No. 481)

1.        Proposal for Remuneration of Managers 2015

According to the Remuneration Policy approved by the Board of Directors, the proposal for global remuneration of the Statutory Managers of Braskem is based on:

The results of Executive Remuneration Study in order to place the monthly fees and other remuneration curves;

The Economic-Financial Indexes agreed for the year in order to define the apportionment of the results corresponding to the variable remuneration.

The annual amount proposed (period of 12 months) as Global Fees (Statutory Managers of Braskem) and respective charges, plus benefits for the year 2015, totalize R$ 38.729 million, against R$ 37.274 million for the year 2014.

The variations of the amounts regarding the proposal of  2015 and 2014 period are based on the estimate of the composition of the Managers’ Fees according to the market reference, considering the monthly (increase due to the  inflation and meritocracy), variable remuneration (in accordance with maturity and challenges) and short-term benefits.

2.        Summary of the main variations 2015/ 2014

Managers 7 statutory officers	Board of Directors 11 board members and e 11 alternate members

 (R$ in millions)

Discrimination	2015	2014
Fees	31.690	30,511
Short and Long Term Benefits	701	661
Charges	6.338	6,102
Total	38.729	37,274

Fiscal Board 5 board members and 5 alternate members

(R$ in millions)

Breakdown	2015	2014
Fees	584	549
Charges	117	110
Total	701	659

13.1 Remuneration policy and practice of the Board of Directors, the Statutory and Non-Statutory Executive Office, the Fiscal Board, the statutory committees and fiscal, risk, financial and remuneration committees.

(a) Objective of the Company’s remuneration policy

The Company adopts a competitive and transparent remuneration system for all of its members, which seeks to attract and retain the best professionals in the market, as well as allow the collective and individual management of the remuneration its members. The Company remunerates its managers based on the market practices and in accordance with their duties and responsibilities in the actual running of the Company’s business. In the case of Officers, the variable Remuneration Policy allows the sharing of risk and results of the Company with its main executives.

(b) Composition of the remuneration

(i)           Description of the remuneration elements and their respective objectives:

Board of Directors and Fiscal Board

The sitting members of the Board of Directors and the Fiscal Board are remunerated by means of fees (fixed remuneration). Such form of remuneration aims to remunerate the members of the Board of Directors and Fiscal Board according to their duties and responsibilities in the actual running of the Company’s business.

Statutory and Non-Statutory Executive Office

The members of the Statutory and Non-Statutory Executive Office are entitled to a monthly fixed remuneration and a variable remuneration, contingent upon both the individual performance in overcoming the pre-agreed results as to the existence of economic results.

The Officers are also entitled to the benefits offered by the Company to all of its other members, such as medical and dental assistance, food and supplementary pension plan. Such benefits complement the remuneration package thereof, composing the total remuneration earned.

Statutory committees, audit, risk, financial and remuneration committees

The Company has three committees supporting the Board of Directors, namely: (i) Finance and Investment Committee; (ii) People and Organization Committee; and (iii) Strategy and Communication Committee. The committees are composed of the actual members of the Company’s Board of Directors, who do not receive any additional remuneration for their participation in such committees.

(ii)          proportion of each element in the total remuneration

Board of Directors and Fiscal Board

The remuneration of the members of the Board of Directors and the Fiscal Board is fixed, and fully composed of fees.

Statutory and Non-Statutory Executive Office

The total remuneration for this group is composed of approximately 37,5% in fixed remuneration, 60,5% in variable remuneration and 2% in benefits.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(iii)         calculation and adjustment methodology of each one of the remuneration elements

Board of Directors

The monthly remuneration of directors is obtained through specialized surveys, by comparison with companies of similar size. The Company’s policy is to meet the market median.

Fiscal Board

The monthly remuneration of directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of Law No. 6,404/76.

Statutory and Non-Statutory Executive Office

The monthly fixed remuneration of Officers is based on the market’s average, the references of which are obtained through surveys involving companies with size similar to that of the Company.

The monthly fixed remuneration bands are determined based on:

•                   85% of the market Median (Development Band)

•                   Market Median in its central reference (Market’s Target Band)

•                   115% of the market Median (Advanced Performance Band)

The variable remuneration results from the equation of the third quartile of the market’s total remuneration, excluding the benefits and monthly fixed remuneration.

The Company offers the same benefits package to all of its members, including statutory and non-Statutory officers. The adjustments of amounts are the result of comparative studies that can be used as a basis to determine the need for a review.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(iv)         reasons that justify the composition of the remuneration

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

Fiscal Board

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the legal provisions regarding the minimum remuneration.

Statutory and Non-Statutory Executive Office

The composition of the remuneration of the Company’s Officers aims to attract and retain the best professionals, based on the market’s practices regarding fixed, variable remuneration and the benefits package for each position. The Company has a more aggressive practice in relation to variable remuneration, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives.

The distribution of the remuneration between the fixed, variable portions and the benefits practiced in the year 2014 and anticipated for the year 2015 emphasize the variable remuneration and, thus, are in line with the objectives of the Remuneration Policy adopted by the Company.

Statutory committees, audit, risk, financial and remuneration committees

N/A

(c) Main performance indicators taken into account upon determination of each remuneration element

Board of Directors and Fiscal Board

N/A

Statutory and Non-Statutory Executive Office

The classification of monthly remuneration of each Officer depends on the assessment of the complexity of his/her program, as well as the individual performance thereof. The variable remuneration, in turn, is conditioned on the achievement of internal targets and the economic performance of the Company, taking into account the following elements: (i) Operational EBITDA, (ii) Working Capital Variation, (iii) Payment of Dividends.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(d) How the remuneration is structured in order to reflect the evolution of the performance indicators

Board of Directors and Fiscal Board

N/A

Statutory and Non-Statutory Executive Office

The changes of remuneration items are directly related to the individual performance and the performance of the Company and the achievement of the targets established for a given period.

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(e) How the remuneration policy or practice is aligned with the interests of the issuer in the short, medium and long terms

The remuneration strategy is pegged to factors and premises that make it more equitable (remunerate proportionally, according to the skills, professional qualification and impact on results), competitive (suitable to market standards), efficient (regarding the costs for the Company) and safe (committed to the continuity of the business). To the extent that the short, medium and long term targets are met, more results are generated for the Company, which, in turn, distributes such results in the form of fixed short term remuneration, medium term variable remuneration and, as the case may be, of long term incentives. This cycle makes the Company grow and develop in pursuit of its perpetuity.

(f) Existence of remuneration supported by direct and indirect subsidiaries, controlled or controlling companies.

Board of Directors and Fiscal Board

None.

Statutory and Non-Statutory Executive Office

None

Statutory Committees, audit, risk, financial and remuneration committees

N/A

(g) Existence of any remuneration or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no remuneration elements associated with the occurrence of corporate events.

13.2 Information on the remuneration recognized in the results for the last 3 financial years and the remuneration set forth for the current financial year of the Board of Directors, the Statutory Executive Office and the Fiscal Board

2015

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	7	5	23
Annual Fixed Remuneration (R$)	2.858.694	13.644.853	701.640	17.205.187
Salary / Pro labore	2.382.245	11.183.195	584.700	14.150.140
Direct and indirect benefits	N/A	225.019	N/A	225.019
Participation in committees	N/A	N/A	N/A	N/A
Others	476.449	2.236.639	116.940	2.830.028
Variable Remuneration	N/A	21.750.000	N/A	21.750.000
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	18.125.000	N/A	18.125.000
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	3.625.000	N/A	3.625.000
Post-employment benefits	N/A	476.156	N/A	476.156
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	0.00	N/A	N/A
Total	2.858.694	35.871.009	701.640	39.431.343

(1)  In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2)  The amounts related to social security and labor charges. In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2014

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	7	5	23
Annual Fixed Remuneration (R$)	2.335.974	9.077.677	527.587	11.941.238
Salary / Pro labore	1.946.645	7.415.024	439.656	9.801..325
Direct and indirect benefits	N/A	179.648	N/A	179.648
Participation in committees	N/A	N/A	N/A	N/A
Others	389.329	1.483.005	87.931	1.960.265
Variable Remuneration	N/A	18.637.557	N/A	18.637.557
Bonus	N/A	N/A	N/A	N/A
Profit sharing (3)	N/A	15.531.298	N/A	15.531.298
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	3.106.259	N/A	3.106.259
Post-employment benefits	N/A	276.616	N/A	276.616
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	0.00	N/A	N/A
Total	2.335.974	27.991.850	527.588	30.855.411

(1)  In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2)  The amounts related to social security and labor charges. In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

(3) Amount actually recognized in the 2014 result that will be paid in 2015.

Obs: Note that any differences between the actual value accounted for in 2014 and the amounts proposed may be due to the following factors: (i) non-use of the total contingency fees of funds for fixed and variable fees; and (ii) resignation by one of the members of the Board of his fees.

2013

	Board of Directors (Sitting members)	Statutory Executive Office	Fiscal Board (Sitting members)	Total
Number of Members[1]	10.00	6.75	4.00	20.75
Annual Fixed Remuneration (R$)	2,155,568	9,188,656	478,951	11,823,175
Salary / Pro Labore	1,796,306	7,505,306	399,125	9,700,738
Direct and indirect benefits	N/A	182,289	N/A	182,289
Participation in committees	N/A	N/A	N/A	N/A
Others	359,261	1,501,061	79,825	1,940,147
Variable Remuneration	N/A	16,740,000	N/A	16,740,000
Bonus	N/A	N/A	N/A	N/A
Profit sharing[3]	N/A	13,950,000	N/A	13,950,000
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others[2]	N/A	2,790,000	N/A	2,790,000
Post-employment benefits	N/A	249,356	N/A	249,356
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	0.00	N/A	0.00
Total[3]	2,155,568	28,968,013	478,951	31,602,532

(1)  In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2)  Amounts related to social security and labor charges.

Obs: Note that any differences between the actual value accounted for in 2014 and the amounts proposed may be due to the following factors: (i) non-use of the total contingency fees of funds for fixed and variable fees; and (ii) resignation by one of the members of the Board of his fees.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2012

	Board of Directors (Sitting members)	Statutory Executive Office	Fiscal Board (Sitting members)	Total
Number of Members[1]	10.58	6.58	5	22.16
Annual Fixed Remuneration (R$)	2,148,439	8,498,444	449,518	11,096,402
Salary / Pro Labore	1,790,366	6,825,436	374,598	8,990,400
Direct and indirect benefits	N/A	122,358	N/A	122,358
Participation in committees	N/A	N/A	N/A	N/A
Others[2]	358,073	1,550,650.02	74,919	1,983,642
Variable Remuneration	N/A	13,789,034	N/A	13,789,034
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	11,490,862	N/A	11,490,862
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others[2]	N/A	2,298,172	N/A	2,298,172
Post-employment benefits	N/A	274,682	N/A	274,682
Benefits due to the cessation of office	N/A	N/A	N/A	N/A
Stock-based remuneration	N/A	0.00	N/A	0.00
Total	2,148,439	22,562,161	449,518	25,160,119

(1)  In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2)  Amounts related to social security and labor charges.

Obs: Note that any differences between the actual value accounted for in 2014 and the amounts proposed may be due to the following factors: (i) non-use of the total contingency fees of funds for fixed and variable fees; and (ii) resignation by one of the members of the Board of his fees.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

13.3 Information on the variable remuneration of the last 3 financial years and that estimated for the current financial year of the Board of Directors, the Statutory Executive Office and the Fiscal Board

2015

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	18.850.000 [2]	N/A	18.850.000
Amount established in the remuneration plan – targets achieved	N/A	14.500.000 [2]	N/A	14.500.000
Amount actually recognized	N/A	N/A	N/A	N/A

(1)  In compliance with the CVM instructions, the annual average of the number of members of each body was calculated, based on January 2012.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

(2) Does not include amounts related to social security and labor charges, just the profit sharing

2014

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	11	7	5	23
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	18,200,000 [2]	N/A	18,200,000
Amount established in the remuneration plan – targets achieved	N/A	14,000,000 [2]	N/A	14,000,000
Amount actually recognized	N/A	15.531.298 [2]	N/A	15.531.298

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated, based on January 2012.

(2) Does not include amounts related to social security and labor charges, just the profit sharing

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2013

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members[1]	10.00	6.75	4.00	20.75
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0.00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	18,135,000 [2]	N/A	18,135,000
Amount established in the remuneration plan – targets achieved	N/A	13,950,000	N/A	13,950,000
Amount actually recognized	N/A	13,950,000	N/A	13,950,000

(1)   In compliance with the CVM instructions, the annual average of the number of members of each body was calculated based on January 2012.

(2) Does not include amounts related to social security and labor charges, just the profit sharing

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

2012

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)	Total
Number of Members [1]	11	6.58	5	23
Bonus
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	16,600,000 [2]	N/A	16,600,000
Amount established in the remuneration plan – targets achieved	N/A	12,750,000	N/A	12,750,000
Amount actually recognized	N/A	11,490,862	N/A	11,490,862

(1)  In compliance with the CVM instructions, the annual average of the number of members of each body was calculated, based on January 2012.

In the table above, “N/A” means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

(2) Does not include amounts related to social security and labor charges, just the profit sharing

13.4 Stock-based remuneration plan of the Board of Directors and of the Statutory Executive Office, in force in the last financial year and established for the current financial year

Board of Directors

The Company did not have in the last financial year and does not have in the current financial year a stock-based remuneration plan for the members of the Board of Directors.

Statutory Executive Office:

The Long Term Variable Remuneration  was extinguished in 2014 1 and the company does not have therefore, a currently plan.

(1) The termination of the plan was approved by Braskem Board of Directors at RCA on May, 07 2014.

(a) General terms and conditions

N/A

(b) Main objectives of the plan

N/A

(c) How the plan contributes to such objectives

N/A

(d) How the plan is inserted in the issuer’s remuneration policy

N/A

(e) How the plan aligns the interests of the managers and the issuer on the short, medium and long run

N/A

(f) Maximum number of shares covered

N/A

(g) Maximum number of shares to be granted

N/A

(h) Conditions to acquire shares

N/A

(i) Criteria to determine the purchase price or exercise

N/A

(j) Criteria to establish the term of exercise

N/A

(k) Form of settlement

N/A

(l) Restrictions to the transfer of shares

N/A

(m) Criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

N/A

(n) Effects of the withdrawal of the manager from the issuer’s bodies on the rights set out in the stock-based remuneration plan

N/A

13.5 Number of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlling companies, controlled companies or companies under common control, by members of the Board of Directors, of the Statutory Executive Office or of the Fiscal Board, on the end date of the last financial year

Shares issued by the Company

Board of Directors

Common shares: 100

Class A preferred shares: 67.526

Statutory Executive Office

Class A preferred shares: 8,948

Fiscal Board

Class A preferred shares: 100

Shares or quotas issued by the direct or indirect controlling companies of the Company

Board of Directors

ODBINV S.A. – 1,683,394,556 common shares

EAO Patrimonial Ltda. – 527,809 quotas

ODBPAR 1 S.A. – 1,995,010,474 preferred shares

ODBPAR 2 S.A. – 324,220,120 common shares

Statutory Executive Office

The members of the Statutory Executive Office are not holders of securities issued by the direct or indirect controlling companies of the Company.

Fiscal Board

The members of the Fiscal Board are not holders of securities issued by the direct or indirect controlling companies of the Company.

Shares or quotas issued by the controlled companies or companies under common control with the Company

Board of Directors

The members of the Board of Directors of the Company are not holders of securities issued by the controlled companies or companies under common control with the Company.

Statutory Executive Office

The members of Statutory Executive Office of the Company are not holders of securities issued by the controlled companies or companies under common control with the Company.

Fiscal Board

The members of the Fiscal Board are not holders of securities issued by the controlled companies or companies under common control with the Company.

13.6 Information on the stock-based remuneration recognized in the results for the last 3 financial years and the remuneration for the current financial year, of the Board of Directors and of the Statutory Executive Office

Stock-based remuneration established for the current financial year (2015)
	Board of Directors	Statutory Executive Office
No. of members	NA	NA
Granting of stock options	NA	NA
Granting date	NA	NA
Quantity of options granted	NA	NA
Term for the options to become exercisable	NA	NA
Maximum term for exercise of the options	NA	NA
Term for restriction on transfer of shares	NA	NA
Weighted average price for exercise:	NA	NA
(a) Outstanding options in the beginning of the financial year	NA	NA
(b) Options lost during the financial year	NA	NA
(c) Options exercised during the financial year	NA	NA
(d) Options expired during the financial year	NA	NA
Fair value of the options on the granting date	NA	NA
Potential dilution in the case of exercise of all options granted	NA	NA
(1) The termination of the plan was approved by Braskem Board of Directors at RCA on May, 07 2014. Stock-based remuneration established for the financial year ended on December 31, 2014
	Board of Directors	Statutory Executive Office
No. of members	NA	2
Granting of stock options	NA	NA
Granting date	NA	None, in the last 3 years
Quantity of options granted	NA	None, in the last 3 years
Term for the options to become exercisable	NA	NA
Maximum term for exercise of the options	NA	NA
Term for restriction on transfer of shares	NA	NA
Weighted average price for exercise.	NA	NA
(a) Outstanding options in the beginning of the financial year	NA	NA
(b) Options lost during the financial year	NA	NA
(c) Options exercised during the financial year	NA	NA
(d) Options expired during the financial year	NA	NA
Fair value of the options on the granting date	NA	NA
Potential dilution in the case of exercise of all options granted	NA	NA

13.7 Information on the outstanding options of the Board of Directors and of the Statutory Executive Office at the end of the latest financial year

Outstanding options at the end of the financial year ended on December 31, 2014 [1]
	Board of Directors	Statutory Executive Office
No. of members	NA	NA
Options not yet exercised	NA	NA
Quantity	NA	NA
Date that they will become exercisable	NA	NA
Maximum term for exercise of the options	NA	NA
Term of restriction on transfer of shares	NA	NA
Weighted average price for exercise	NA	NA
Fair value of the options on the last day of the financial year	NA	NA
Exercisable Options	NA	NA
Quantity	NA	NA
Maximum term for exercise of the options	NA	NA
Term of restriction on transfer of shares	NA	NA
Weighted average price for exercise	NA	NA
Fair value of the options on the last day of the financial year	NA	NA
Fair value of the total options on the last day of the financial year	NA	NA

 (1) The termination of the plan was approved by Braskem Board of Directors at RCA on May, 07 2014.

13.8 Information on the options exercised and the shares delivered with respect to the stock-based remuneration of the Board of Directors and of the Statutory Executive Office

Options exercised – financial year ended on December 31, 2014 [1]
	Board of Directors	Statutory Executive Office
No. of members	NA	2
Options exercised	NA	2
Number of shares	NA	In 2014[2]: 80,153 UI’s In 2013: 2055 UI’s In 2012: 12,039 UI’s
Weighted average price of exercise	NA	In 2014: R$ 18.88 In 2013: R$ 13.93 In 2012: R$ 14.51
Difference between the exercise value and the market value for the shares related to the options exercised	NA	Not applicable, as the UI does not refer to the market real value
Shares delivered	NA
Number of shares delivered	NA	There was no other purchase option/delivery in the last 3 years and as from 2008.
Weighted average price for acquisition	NA	NA
Difference between the acquisition value and the market value for the shares acquired	NA	NA

(1)  The termination of the plan was approved by Braskem Board of Directors at RCA on May, 07 2014.

(2)  Total amount redemption exercised by Statutory Executive Office members regarding the termination of the plan.

13.9 Information required in order to understand the data disclosed in items 13.6 to 13.8, such as the explanation of the pricing method for the value of the shares and options.

13.9.1    Pricing Method

ALFA value based, in average, on 6 months (October to March each year) of the BRKM5 share quote. Amount frozen for 1 year (until the end of March of the next year).

13.9.2    Data and premises used in the pricing method, including the weighted average price for the shares, exercise price, expected volatility, term of effectiveness of the option, expected dividends and risk-free interest rate

Option Pricing (Beta Certificate) – Black & Scholes

a)            Share value on the calculation base date: average of 6 months (October to March each year) of the BRKM5 quote

b)           Strike - zero value since there will be no disbursement on the part of the employee

c)            Time – the "implementation" of the plan will take place in 10 years

d)           Risk-free – rate free of risk (current Meta Selic)

e)           Volatility – calculated based on the share price for the last 3 years

f)            Dividends Yield – ascertained based on the business plan (6% in perpetuity)

13.9.3    Method used and premises assumed to incorporate the expected effects of early exercise

The effects of the offsetting of the Plan are calculated every quarter, where one (01) share of Braskem represents "Alfa" and "Gama" investment certificates and one (01) Beta share represents one share of Braskem "less" the dividends paid. The alfa units are multiplied by the share price (average of 6 months) and the beta units are multiplied by the option premium. The sum of the fair value of alfa + beta is deducted from the historical value of the options and the amount is accrued for in the balance sheet.

13.9.4    Method of determination of the expected volatility

Calculated based on the BRKM5 share price for the last 3 years.

13.9.5    If any other characteristic of the option was incorporated in the calculation of its fair value

The option is being calculated by the Black & Scholes method. There is no other characteristic.

13.10 Information on the social security plans in force granted to the members of the Board of Directors and the statutory officers

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)
Number of Members	11	7	5
Name of the plan	N/A	Odebrecht Previdência	N/A
Quantity of managers eligible for retirement	N/A	0	N/A
Conditions for early retirement	N/A	There is no possibility of early retirement	N/A
Updated amount of the contributions accumulated in the social security plan until the end of the last financial year, deducting the portion related to contributions made directly by the managers	N/A	1.202.779 [1]	N/A
Total accumulated amount of the contributions made during the last financial year, deducting the portion related to contributions made directly by the managers	N/A	276.616	N/A
Possibility of early redemption and conditions	N/A	There is no possibility of early redemption	N/A

In the table above, “N/A” means that the Company does not have a social security plan for the body in reference.

(1)   Lower amount than the last result due the change in the Statutory Executive Office members

13.11 Information on the Board of Directors, Statutory Executive Office and Fiscal Board

Item not disclosed, based on the injunction granted by the honorable judge of the 5th Lower Federal Court/RJ, in the records of proceeding 2010.5101002888-5.

13.12 Contractual arrangements, insurance policies and other instruments structuring remuneration or indemnification mechanisms for the managers in the event of dismissal from office or retirement.

There are no contractual arrangements, insurance policies or other instruments that make up remuneration or indemnification mechanisms for the managers in the event of dismissal from office or retirement.

13.13 Percentage of the total remuneration of each body recognized in the Company’s results referring to the members of the Board of Directors, of the Statutory Executive Office or of the Fiscal Board, which are parties related to the direct or indirect controlling companies, according to accounting rules.

2014

Board of Directors: 31,00%

Fiscal Board: 00.00%

Statutory Executive Office: 0.00%

2013

Board of Directors: 24.04%

Fiscal Board: 50.00%

Statutory Executive Office: 0.00%

2012

Board of Directors: 20.26%

Fiscal Board: 25.00%

Statutory Executive Office: 0.00%

13.14 Remuneration amounts of the members of the Board of Directors, the Statutory Executive Office and the Fiscal Board, which do not result from the positions occupied thereby.

No remuneration is paid to the members of the Board of Directors, the Statutory Executive Office or the Fiscal Board for any reason other than the position occupied thereby in the Company.

13.15 Amounts recognized in the results of direct or indirect controlling companies, controlled companies and companies under common control with the Company, such as remuneration of members of the Board of Directors, the Statutory Executive Office or the Fiscal Board of the Company

In the year 2014, the totality of the remuneration of the members of the Board of Directors, the Statutory Executive Office and the Fiscal Board of the Company was recognized in the Company’s results.

In the year 2013, the totality of the remuneration of the members of the Board of Directors, the Statutory Executive Office and the Fiscal Board of the Company was recognized in the Company’s results.

In the year 2012, the totality of the remuneration of the members of the Board of Directors, the Statutory Executive Office and the Fiscal Board of the Company was recognized in the Company’s results.

13.16 Other relevant information

All relevant information concerning the remuneration of the managers was disclosed in the previous items of this Chapter of the Reference Form of the Company.

Proposal for the allocation of net income for fiscal year 2014
(as per Attachment 9-1-II of CVM Instruction 481/2009)

The Management of the Company hereby presents the information required under Attachment 9-1-II of CVM Instruction 481:

1.         Net income for the fiscal year:

The net income for fiscal year of the Braskem S.A. (parent Company) in 2014 was R$864,064 thousand.

2.         Total amount and amount per share of the dividends, including any dividends prepaid and interest on equity already declared:

The global amount of dividends is R$482,593 thousand. The proposed amount of dividends per share is R$0.606188802.

3.         Percentage of net income distributed in the fiscal year

Management proposes the payment of total dividends corresponding to 54% of adjusted net income for the calculation of dividends.

4.         Total amount and amount per share of the dividends distributed based on net income in prior fiscal years:

There was no distribution of dividends or declaration of interest on equity based on net income for prior fiscal years.

5.         (a) Information on the gross amount per share of dividends and interest on equity, separately for each type and class of share, to be distributed/declared at the annual shareholders’ meeting:

The proposed dividend per share is R$0.06188802 for the common shares and class "A” and class “B” preferred shares, which corresponds to:

R$273,796 thousand for the common shares;

R$208,437 thousand for the class "A" preferred shares; and

R$360 thousand for the class "B" preferred shares.

Is important to note that this item refers to proposed dividend per share. Therefore, the above values are different from those in the 7(a) item (net income per share), in the view of retention for legal reserve and to attend the capital budget.

(b) Information on the form and date for the payment of dividends and interest on equity to be distributed/declared at the annual shareholders’ meeting:

The Management will propose to the Shareholders’ Meeting to be held on April 9, 2015 the payment of the full amount of dividends on April 2015.

(c) Information on any restatement and interest on the dividends and interest on equity to be distributed/declared at the annual shareholders’ meeting:

No restatement or interest on dividends to be declared at the Shareholders’ Meeting.

(d) Information on the declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive dividends and interest on equity distributed/declared at the annual shareholders’ meeting:

The declaration of dividends to be distributed is subject to shareholders approval in the Shareholders’ Meeting to be held on April 9, 2015. Once approved, the date of the declaration will be April 9, 2015.

6.         Information on the dividends or interest on equity declared based on net income calculated on semiannual balance sheets or statements for shorter periods:

Not applicable. There was no prepayment of dividends or declaration of interest on equity based on the net income calculated by semiannual balance sheets or statements for shorter periods.

7.         (a) Comparison table indicating the net income for the fiscal year and for the three (3) prior fiscal years by share of each type and class, presented in thousands of reais:

	2014	2013	2012	2011

Profit (loss) for the year	864,063	509,697	(731,143)	(525,142)
Number of shares:
Common	451,669	451,669	451,669	451,669
Class “A” preferred shares	343,848	343,848	344,600	346,451
Class “B’ preferred shares	594	594	594	594
Profit (loss) per share (in R$)
Common	1.0857152	0.6402594	(1.2717949)	(0.6565666)
Class “A” preferred shares	1.0857152	0.6402594	(1.2717949)	(0.6565666)
Class “B’ preferred shares	0.6062464	0.6062464	(1.2717949)	(0.6565666)

This item refers to net income per share, which differs from the dividend per share stated in item 5(a). The difference arises from non distribution of all net income, considering the deductions for legal reserve and profit reserves.

7.         (b) Comparison table indicating the dividends and interest on equity declared/distributed for the three (3) previous fiscal years by each type and class of share:

	Common Shares		Class “A” preferred shares		Class “B” preferred shares
	Dividends	Interest on capital receivable	Dividends	Interest on capital receivable	Dividends	Interest on capital receivable

Year ended in 31.12.2011	0,60508505	0	0,60508505	0	0,60508505	0
Year ended in 31.12.2012	0	0	0	0	0	0
Year ended in 31.12.2013	0,60618880	0	0,60618880	0	0,60618880	0
Year ended in 31.12.2014	0,60618880	0	0,60618880	0	0,60618880	0

8.         (a) Amount allocated to the legal reserve:

The amount allocated R$44,647 thousand to the legal reserve.

(b) Method for calculating the legal reserve:

2014

Net income for the year of attributable to parent Company's shareholders	864,064
Amounts recorded directly to retained earnings
Realization of additional property, plant and equipment	28,203
Prescribed dividends	682
892,949
Legal reserves distribution	(44,647)
848,302

9.         (a) Description of the method for calculating the fixed or minimum dividends:

In accordance with the Bylaws of the Braskem, the preferred shares are entitled to the payment of a minimum, non-cumulative priority dividend of six percent (6%) of their "unit value" based on the net income available for distribution. Only the class "A" preferred shares are entitled to participate on an equal basis with the common shares in the distribution of the remaining net income, and these shares are only entitled to the dividend after payment of the priority dividend to the preferred shares. Only the class "A" preferred shares are also assured equal conditions to the common shares in the distribution of shares resulting from capitalization of other reserves. On the other hand, the bylaws provide for the payment of the non-cumulative, minimum mandatory dividend equivalent to 25% of the net income adjusted in accordance with Brazilian Corporations Law. This amount of dividend calculated on adjusted net income, as described in item 10(a), is R$212,076 thousand.

(b) Information on whether the net income for the fiscal year is sufficient for the full payment of the fixed or minimum dividends:

The net income for fiscal year 2014 attributable to parent Company’s shareholders is sufficient for the full payment of the minimum dividends.

(c) Information on any unpaid portion being cumulative:

In accordance with the Bylaws of the Braskem, the priority dividend is not cumulative.

(d) Information on the total amount of fixed or minimum dividends to be paid for each class of preferred shares:

The total amount of dividends proposed for the preferred shares is equivalent to the priority dividend provided for in the Bylaws, and assemble R$208,437 thousand and R$594 thousand for the class "A" and “B” preferred shares, respectively.

(e) Information on the amount of fixed or minimum dividends to be paid for each class of preferred share:

The unit value of dividend proposed for the class "A" and class "B" preferred shares is equivalent to the priority dividend provided for in the Bylaws and assemble R$0.6061888020 for both classes.

10.      (a) Description of the method for calculating the mandatory dividend provided for in the bylaws:

Shareholders are entitled to receive as the mandatory dividend an amount corresponding to twenty-five percent (25%) of the net income for the fiscal year adjusted in accordance with Brazilian Corporations Law. The calculation of said dividends for fiscal year 2014, presented in thousands of reais, is shown below:

2014

Net income for the year of attributable to parent Company's shareholders	864,064
Amounts recorded directly to retained earnings
Realization of additional property, plant and equipment	28,203
Prescribed dividends	682
892,949
Legal reserves distribution	(44,647)
848,302

Destinations:
Proposed dividends	(482,593)
Portion allocated to unrealized profit reserves	(365,709)
(848,302)

Composition of the total proposed dividends
Minimum dividends - 25% adjusted net income	(212.076)
Additional proposed dividends	(270.517)
Total dividends	(482.593)

(b) Information on whether the mandatory dividend is being paid in full:

The dividends proposed by the Management exceed the minimum mandatory dividend.

(c) Information on any amount withheld as a result of the financial situation of the Company:

No amount has been withheld due to the Braskem financial condition.

11.      Information on whether the mandatory dividend was withheld due to the financial situation of the Company:

No amount has been withheld due to the financial situation of the Braskem.

12.      Information on the allocation of net income to the contingency reserve:

No amounts have been allocated to the contingency reserve.

13.      Amount allocated to the unearned profit reserve:

(i)        No amounts have been allocated to the unearned profit reserve.

14.      Information on the allocation of net income to reserves established by the bylaws:

No portion of net income was allocated to reserves established by the bylaws.

15.      Information on the withholding of net income provided for in the capital budget:

a) identify the amount withheld:

The amount of retained earnings based on capital budget was R$365,709 thousand.

b) provide a copy of the capital budget:

SOURCES OF FUNDS
Own resources, including retained earnings (Article 196 of Law 6,404/76) and third-party funds	2,333,311

INVESTMENTS
Maintenance/Replacement/Equipments/ Security/Prevention/Expansion Projects /Other	2,333,311

16.      Amount allocated to the fiscal incentive reserve:

No amount was allocated to fiscal incentives.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2015

BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.